SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

Commission File Number 0-21656

UNITED COMMUNITY BANKS, INC.
(Exact name of registrant as specified in its charter)

Georgia	**58-180-7304**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
Blairsville, Georgia	59 Highway 515, PO Box 398 30512
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(706) 745-2151**

Securities registered pursuant to Section 12(b) of the Act: None

Name of exchange on which registered: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $1.00 par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **_[x]_**

Aggregate market value of the voting stock held by non-affiliates of the Registrant as of March 15, 2001: $387,069,000 based on $36.77 per share, the last average sale price known to the Registrant for the common stock, for which there is no established public trading market.

As of March 15, 2001, 10,526,774 shares of common stock were issued, including 140,000 shares deemed outstanding pursuant to prime plus 1/4% convertible subordinated payable-in-kind debentures due December 31, 2006 and presently exercisable options to acquire 336,457 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2001 are incorporated herein into Part III by reference.

PART I

ITEM 1. BUSINESS.

United and the Banks

United Community Banks, Inc. ("United") was incorporated under the laws of Georgia in 1987 and commenced operations in 1988 by acquiring 100% of the outstanding shares of Union County Bank, now known as United Community Bank ("United Community"). United is a bank holding company registered under the Bank Holding Company Act of 1956. All of United's activities are currently conducted by its wholly-owned subsidiaries: United Community, which was organized as a Georgia banking corporation in 1950; Carolina Community Bank, Murphy, North Carolina ("Carolina"), which United acquired in 1990; Peoples Bank of Fannin County, Blue Ridge, Georgia ("Fannin"), which United acquired in 1992; Towns County Bank, Hiawassee, Georgia ("Towns"), which United also acquired in 1992; White County Bank, Cleveland, Georgia ("White"), which United acquired in 1995; and First Clayton Bank and Trust, Clayton, Georgia ("First Clayton"), which United acquired in 1997; Bank of Adairsville, Adairsville, Georgia ("Adairsville"), which United acquired in 1999; 1st Floyd Bank, Rome Georgia ("Floyd"), which United acquired in 1999; Independent Bank & Trust, Powder Springs, Georgia ("Independent"), which United acquired in 2000; and Dawson County Bank, Dawson, Georgia ("Dawson"), which United also acquired in 2000. United Community, Carolina, Fannin, Towns, White, First Clayton, Adairsville, Floyd, Independent, and Dawson are collectively referred to in this report as the "Banks."

The Banks are community-oriented, and offer a full range of retail and corporate banking services, including checking, savings, and time deposit accounts, secured and unsecured loans, wire transfers, trust services, and rental of safe deposit boxes. As of December 31, 2000, the Banks operated a total of 41 locations. To emphasize the commitment to community banking, both United Community and Fannin operate branches under trade names that are closely identified with the communities in which they are located. United Community operates two branches in Lumpkin County, Georgia, under the trade name "United Community Bank of Lumpkin County," two branches in Habersham County, Georgia, under the trade name "First Bank of Habersham," and one branch in Hall County, Georgia, under the trade name "United Community Bank of Hall County." Fannin operates one branch in Gilmer County, Georgia, under the trade name of "United Community Bank of Gilmer County." The operation of bank branches under trade names is permissible under current state and federal banking regulations and requires certain customer disclosures, which both United Community and Fannin provide.

In addition, United owns an insurance agency, United Agencies, Inc. ("UAI").

The Mortgage People Company ("MPC"), a division of United Community, is a full-service retail mortgage lending operation approved as a seller/servicer for Federal National Mortgage Association and Federal Home Mortgage Corporation. MPC was organized to provide fixed and adjustable-rate mortgages. During 2000, MPC originated $116 million of residential mortgage loans for the purchase of homes and to refinance existing mortgage debt, of which substantially all were sold into the secondary market with no recourse to MPC.

Acquired by United in 2000, Brintech, Inc. ("Brintech"), a subsidiary of United, is a consulting firm for the financial services industry. Brintech provides consulting and other advisory services in the areas of technology, efficiency, security, network, internet banking, web site development, marketing, core processing, and telecommunications.

Forward-Looking Statements

This Form 10-K, both in the Management's Discussion and Analysis section and elsewhere, contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Although United believes that the assumptions underlying the forward-looking statements contained in the discussion are reasonable, any of the assumptions could be inaccurate, and therefore, no assurance can be made that any of the forward-looking statements included in this discussion will be accurate. Factors that could cause actual results to differ from results discussed in forward-looking statements include, but are not limited to: economic

conditions (both generally and in the markets where United operates); competition from other providers of financial services offered by United; government regulation and legislation; changes in interest rates; material unforeseen changes in the financial stability and liquidity of United's credit customers; and other risks detailed in United's filings with the Securities and Exchange Commission, all of which are difficult to predict and which may be beyond the control of United. United undertakes no obligation to revise forward-looking statements to reflect events or changes after the date of this discussion or to reflect the occurrence of unanticipated events.

Monetary Policy And Economic Conditions

The operating income and net income of the Banks depend to a substantial extent on the difference between income the Banks receive from their loans, investments, and other earning assets, and the interest the Banks pay on their deposits and other liabilities. These rates are highly sensitive to many factors that are beyond the control of the Banks, including national and international economic conditions and the monetary policies of various governmental and regulatory authorities.

Competition

The market for banking and bank-related services is highly competitive. The Banks actively compete in their respective market areas, which collectively cover north Georgia and western North Carolina, with other providers of deposit and credit services. These competitors include other commercial banks, savings banks, savings and loan associations, credit unions, mortgage companies, and brokerage firms. The following table displays each of Banks and the respective percentage of total deposits in each county where the Bank has operations. The table also indicates the ranking by deposit size in each of the local markets. All information in the table was obtained from the Federal Deposit Insurance Corporation ("FDIC") Summary of Deposits as of June 30, 2000.

United Community Banks, Inc.
Share of Local Market (County)
Banks and Savings Institutions

	Market Share	Rank in Market
United Community		
Habersham	15%	3
Lumpkin	23	2
Union	82	1
Hall	1	11
Carolina		
Cherokee	46	1
Clay	68	1
Graham	41	1
Haywood	11	5
Henderson	2	12
Jackson	18	2
Macon	9	3
Swain	24	2
Transylvania	12	4
Fannin		
Fannin	63	1
Gilmer	20	3
White		
White	49	1
Towns		
Towns	39	2
First Clayton		
Rabun	31	2
Adairsville		
Bartow	9	5
Floyd		
Floyd	12	5
Independent		
Cobb	2	11
Paulding	5	5
Dawson County		
Dawson	46	1

Loans

The Banks make both secured and unsecured loans to individuals, firms, and corporations. Secured loans include first and second real estate mortgage loans. The Banks also make direct installment loans to consumers on both a secured and unsecured basis. At December 31, 2000, consumer, real estate construction, real estate mortgage, and commercial loans represented approximately 9%, 14%, 67%, and 10% respectively, of United's total loan portfolio.

Specific risk elements associated with each of the Banks' lending categories include, but are not limited to:

Commercial	Industry concentrations; inability to monitor the condition of collateral (inventory, accounts receivable and vehicles); lack of borrower management expertise, increased competition; use of specialized or obsolete equipment as collateral; insufficient cash flow from operations to service debt payment.
Real estate – construction	Inadequate collateral and long-term financing agreements
Real estate – mortgage	Changes in local economy affecting borrower's employment; insufficient collateral value due to decline in property value.
Consumer	Loss of borrower's employment; changes in local economy; the inability to monitor collateral (vehicles, boats, and mobile homes)

Inter-agency guidelines adopted by federal bank regulators mandate that financial institutions establish real estate lending policies with maximum allowable real estate loan-to-value limits, subject to an allowable amount of non-conforming loans as a percentage of capital. The Banks adopted the federal guidelines as their maximum allowable limits; however, policy exceptions are permitted for real estate loan customers with strong financial credentials.

Lending Policy

The current lending policy of the Banks is to make loans primarily to persons who reside, work, or own property in their primary market areas. Unsecured loans are generally made only to persons who maintain depository relationships with the Banks. Secured loans are made to persons who are well established and have net worth, collateral, and cash flow to support the loan. Exceptions to the policy are permitted on a case-by-case basis and require the approving officer to document in writing the reason for the exception. Policy exceptions made for borrowers whose total aggregate loans exceed the approving officer's credit limit must be submitted to the Bank Board of Directors for approval.

The Banks provide each lending officer with written guidelines for lending activities. Lending authority is delegated by the Boards of Directors of the Banks to loan officers, each of whom is limited in the amount of secured and unsecured loans which he or she can make to a single borrower or related group of borrowers. Loans in excess of individual officer credit authority must either be approved by a senior officer with sufficient approval authority or be approved by the Bank Board of Directors.

Loan Review and Non-performing Assets

The Loan Review Department of United reviews, or engages an independent third party to review, each of the Banks' loan portfolios on an annual basis to determine any weaknesses in the portfolio and to assess the general quality of credit underwriting. The results of the reviews by the loan review officers are presented to the Presidents of each of the Banks, the President and the Chief Credit Officer of United, and the Boards of Directors of each of the Banks. If an individual loan or credit relationship has a weakness identified during the review process, the risk rating of the loan, or all loans comprising a credit relationship, will be downgraded to a classification that most

closely matches the current risk level. The review process also provides for the upgrade of loans that show improvement since the last review. Since each loan in a credit relationship may have a different credit structure, collateral, and other secondary source of repayment, different loans in a relationship can be assigned different risk ratings. Under United's 10-grade loan grading system, grades 1 through 6 are considered "pass" (acceptable) credit risk and grades 7 through 10 are "adversely classified" credits that require management's attention. Both the pass and adversely classified ratings, and the entire 10-grade rating scale, provide for a higher numeric rating for increased risk. For example, a risk rating of 1 is the least risky of all credits and would be typical of a loan that is 100% secured by a deposit at one of the Banks. Risk ratings of 2 through 6 in the pass category each have incrementally more risk. The five adversely classified credit ratings and rating definitions are:

7 (Watch)	Weaknesses exist that could cause future impairment, including the deterioration of financial ratios, past-due status and questionable management capabilities. Collateral values generally afford adequate coverage, but may not be immediately marketable.
8 (Substandard)	Specific and well -defined weaknesses that may include poor liquidity and deterioration of financial ratios. Loan may be past-due and related deposit accounts experiencing overdrafts. Immediate corrective action is necessary.
9 (Doubtful)	Specific weaknesses characterized by Substandard that are severe enough to make collection in full unlikely. No strong secondary source of repayment.
10 (Loss)	Same characteristics as Doubtful; however, probability of loss is certain. Loans classified as such are generally recommended for charge-off at the next Bank Board of Directors meeting.

In addition, the Loan Review Department conducts a quarterly analysis to determine the adequacy of the Allowance for Loan Losses ("ALL") for each of the Banks. The aggregation of the ALL analyses for the Banks provides the consolidated analysis for United. The ALL analysis starts by taking total loans and deducting loans secured by deposit accounts at the Banks, which effectively have no risk of loss. Next, all loans with an adversely classified rating are deducted. The remaining loan balance is then multiplied by the average historical loss rate for the preceding five year period (1996 through 2000), which provides required minimum ALL for pass credits (component "A"). The remaining total loans in each of the four adversely classified rating categories are then multiplied by a projected loss factor to determine the ALL allocation for adversely classified credits (component "B"). The loss factors currently used are: Watch (5%); Substandard (15%); Doubtful (50%); and Loss (100%). The sum of components A and B comprises the total allocated ALL. There is no current process used to measure or adjust for differences between the loss factors for adversely classified loans used in the ALL analysis and actual losses charged to the ALL.

The difference between the actual ALL (as presented in the consolidated financial statements) and the allocated ALL represents the unallocated ALL. The unallocated ALL provides for coverage of credit losses inherent in the loan portfolio but not provided for in the ALL analysis.

Asset/Liability Management

Committees composed of officers of each of the Banks and the Chief Financial Officer and Treasurer of United are charged with managing the assets and liabilities of the Banks. The committees attempt to manage asset growth, liquidity, and capital to maximize income and reduce interest rate risk. The committees direct each Bank's overall acquisition and allocation of funds. At monthly meetings, the committees review the monthly asset and liability funds budget in relation to the actual flow of funds and peer group comparisons; the ratio of the amount of rate sensitive assets to the amount of rate sensitive liabilities; the ratio of allowance for loan losses to outstanding

and non-performing loans; and other variables, such as expected loan demand, investment opportunities, core deposit growth within specified categories, regulatory changes, monetary policy adjustments and the overall state of the economy. A more comprehensive discussion of United's Asset/Liability Management and interest rate risk is contained in the *Management's Discussion and Analysis* (Part II, Item 7) and *Quantitative and Qualitative Disclosures About Market Risk* (Part II, Item 7A) sections of this report.

Investment Policy

The Banks' investment portfolio policy is to maximize income consistent with liquidity, asset quality and regulatory constraints. The policy is reviewed from time to time by the Banks' Boards of Directors. Individual transactions, portfolio composition, and performance are reviewed and approved monthly by the Boards of Directors or a committee thereof. The Chief Financial Officer of United and the President of each of the Banks administer the policy and report information to the full Board of Directors of each of the Banks on a quarterly basis concerning sales, purchases, maturities and calls, resultant gains or losses, average maturity, federal taxable equivalent yields, and appreciation or depreciation by investment categories.

Employees

As of December 31, 2000, United and its subsidiaries had an aggregate of 968 full-time equivalent employees. Neither United nor any of the subsidiaries is a party to any collective bargaining agreement, and United believes that employee relations are good. None of United's or the Banks' executive officers is employed pursuant to an employment contract.

Supervision And Regulation

General. United is a registered bank holding company subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "Act"). United is required to file financial information with the Federal Reserve periodically and is subject to periodic examination by the Federal Reserve.

The Act requires every bank holding company to obtain the Federal Reserve's prior approval before (1) it may acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that it does not already control; (2) it or any of its non-bank subsidiaries may acquire all or substantially all of the assets of a bank; and (3) it may merge or consolidate with any other bank holding company. In addition, a bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of the voting shares of any company engaged in non-banking activities. This prohibition does not apply to activities listed in the Act or found by the Federal Reserve, by order or regulation, to be closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve has determined by regulation or order to be closely related to banking are:

- making or servicing loans and certain types of leases;
- performing certain data processing services;
- acting as fiduciary or investment or financial advisor;
- providing brokerage services;
- underwriting bank eligible securities;
- underwriting debt and equity securities on a limited basis through separately capitalized subsidiaries; and
- making investments in corporations or projects designed primarily to promote community welfare.

In addition, bank holding companies whose banking subsidiaries are all well-capitalized and well-managed may apply to become a financial holding company. Financial holding companies have the authority to engage in

activities that are "financial in nature" that are not permitted for other bank holding companies. Some of the activities that the Act provides are financial in nature are:

- lending, exchanging, transferring, investing for others or safeguarding money or securities;
- insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability, or death, or providing and issuing annuities, and acting as principal, agent, or broker with respect thereto;
- providing financial, investment, or economic advisory services, including advising an investment company;
- issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly; and
- underwriting, dealing in or making a market in securities.

We have no immediate plans to register as a financial holding company.

United must also register with the Georgia Department of Banking and Finance ("DBF") and file periodic information with the DBF. As part of such registration, the DBF requires information with respect to the financial condition, operations, management and intercompany relationships of United and the Banks and related matters. The DBF may also require such other information as is necessary to keep itself informed as to whether the provisions of Georgia law and the regulations and orders issued thereunder by the DBF have been complied with, and the DBF may examine United and each of the Banks. The North Carolina Banking Commission ("NCBC"), which has the statutory authority to regulate non-banking affiliates of North Carolina banks, in 1992 began using this authority to examine and regulate the activities of North Carolina-based holding companies owning North Carolina-based banks. Although the NCBC has not exercised its authority to date to examine and regulate holding companies outside of North Carolina that own North Carolina banks, it is likely the NCBC may do so in the future.

United is an "affiliate" of the Banks under the Federal Reserve Act, which imposes certain restrictions on (i) loans by the Banks to United, (ii) investments in the stock or securities of United by the Banks, (iii) the Banks' taking the stock or securities of an "affiliate" as collateral for loans by the Bank to a borrower, and (iv) the purchase of assets from United by the Banks. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Each of United's subsidiaries is regularly examined by the Federal Deposit Insurance Corporation (the "FDIC"). United Community, Fannin, White, Towns, First Clayton, Adairsville, Floyd, Independent, and Dawson as state banking associations organized under Georgia law, are subject to the supervision of, and are regularly examined by, the DBF. Carolina is subject to the supervision of, and is regularly examined by, the NCBC and the FDIC. Both the FDIC and the DBF must grant prior approval of any merger, consolidation or other corporation reorganization involving United Community, Fannin, White, Towns, First Clayton, Adairsville, Floyd, Independent, or Dawson, and the FDIC and the NCBC must grant prior approval of any merger, consolidation, or other corporate reorganization of Carolina. A bank can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly-controlled institution.

Payment of Dividends. United is a legal entity separate and distinct from the Banks. Most of the revenues of United result from dividends paid to it by the Banks. There are statutory and regulatory requirements applicable to the payment of dividends by the Banks, as well as by United to its shareholders.

United Community, Fannin, Towns, White, First Clayton, Adairsville, Floyd, Independent, and Dawson are each state chartered banks regulated by the DBF and the FDIC. Under the regulations of the DBF, dividends may not be declared out of the retained earnings of a state bank without first obtaining the written permission of the DBF, unless such bank meets all the following requirements:

(a) total classified assets as of the most recent examination of the bank do not exceed 80% of equity capital (as defined by regulation);

(b) the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits after taxes but before dividends for the previous calendar year; and

(c) the ratio of equity capital to adjusted assets is not less than 6%.

Under North Carolina law, the Board of Directors of Carolina may declare a dividend for as much of the undivided profits of Carolina as it deems appropriate, so long as Carolina's surplus is greater than 50% of its capital.

The payment of dividends by United and the Banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending upon the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The FDIC has issued a policy statement providing that insured banks should generally only pay dividends out of current operating earnings. In addition to the formal statutes and regulations, regulatory authorities consider the adequacy of each of the Bank's total capital in relation to its assets, deposits and other such items. Capital adequacy considerations could further limit the availability of dividends to the Banks. At December 31, 2000, net assets available from the Banks to pay dividends without prior approval from regulatory authorities totaled approximately $23 million. For 2000, United's declared cash dividend payout to stockholders was 20% of net income.

Monetary Policy. The results of operations of the Banks are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand, or the business and income of the Banks.

Capital Adequacy. The Federal Reserve and the FDIC have implemented substantially identical risk-based rules for assessing bank and bank holding company capital adequacy. These regulations establish minimum capital standards in relation to assets and off-balance sheet exposures as adjusted for credit risk. Banks and bank holding companies are required to have (1) a minimum level of total capital (as defined) to risk-weighted assets of eight percent (8%); (2) a minimum Tier One Capital (as defined) to risk-weighted assets of four percent (4%); and (3) a minimum stockholders' equity to risk-weighted assets of four percent (4%). In addition, the Federal Reserve and the FDIC have established a minimum three percent (3%) leverage ratio of Tier One Capital to total assets for the most highly-rated banks and bank holding companies. "Tier One Capital" generally consists of common equity not including unrecognized gains and losses on securities, minority interests in equity accounts of consolidated subsidiaries and certain perpetual preferred stock less certain intangibles. The Federal Reserve and the FDIC will require a bank holding company and a bank, respectively, to maintain a leverage ratio greater than three percent (3%) if either is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve. The Federal Reserve and the FDIC use the leverage ratio in tandem with the risk-based ratio to assess the capital adequacy of banks and bank holding companies. The FDIC, the Office of the Comptroller of the Currency (the "OCC") and the Federal Reserve have amended, effective January 1, 1997, the capital adequacy standards to provide for the consideration of interest rate risk in the overall determination of a bank's capital ratio, requiring banks with greater interest rate risk to maintain adequate capital for the risk. The revised standards have not had a significant effect on United's capital requirements.

In addition, Section 38 of the Federal Deposit Insurance Act implemented the prompt corrective action provisions that Congress enacted as a part of the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "1991 Act"). The "prompt corrective action" provisions set forth five regulatory zones in which all banks are placed largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are

generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The FDIC has adopted regulations implementing the prompt corrective action provisions of the 1991 Act, which place financial institutions in the following five categories based upon capitalization ratios: (1) a “well capitalized” institution has a total risk-based capital ratio of at least 10%, a Tier One risk-based ratio of at least 6% and a leverage ratio of at least 5%; (2) an “adequately capitalized” institution has a total risk- based capital ratio of at least 8%, a Tier One risk-based ratio of at least 4% and a leverage ratio of at least 4%; (3) an “undercapitalized” institution has a total risk-based capital ratio of under 8%, a Tier One risk-based ratio of under 4% or a leverage ratio of under 4%; (4) a “significantly undercapitalized” institution has a total risk-based capital ratio of under 6%, a Tier One risk-based ratio of under 3% or a leverage ratio of under 3%; and (5) a “critically undercapitalized” institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories would be prohibited from declaring dividends or making capital distributions. The FDIC regulations also establish procedures for “downgrading” an institution to a lower capital category based on supervisory factors other than capital. As of December 31, 2000 and 1999, the most recent notifications from the FDIC categorized each of the Banks as “well capitalized” under current regulations.

Recent Developments. On November 12, 1999, President Clinton signed the Gramm-Leach-Bliley Act, a very significant piece of legislation intended to modernize the financial services industry. The bill repeals the anti-affiliation provisions of the 1933 Glass-Steagall Act to allow for the merger of banking and securities organizations and permits banking organizations to engage in insurance activities including insurance underwriting. The bill also allows bank holding companies to engage in financial activities that are “financial in nature or complementary to a financial activity.” The act lists the expanded areas that are financial in nature and includes insurance and securities underwriting and merchant banking among others. The bill also:

- prohibits non-financial entities from acquiring or establishing a thrift while grandfathering existing thrifts owned by non-financial entities.
- establishes state regulators as the appropriate functional regulators for insurance activities but provides that state regulators cannot “prevent or significantly interfere” with affiliations between banks and insurance firms.
- contains provisions designed to protect consumer privacy. The bill requires financial institutions to disclose their policy for collecting and protecting confidential information and allows consumers to “opt out” of information sharing except with unaffiliated third parties who market the institutions’ own products and services or pursuant to joint agreements between two or more financial institutions.
- provides for functional regulation of a bank’s securities activities by the Securities and Exchange Commission.

Executive Officers Of United

Executive officers of United are elected by the Board of Directors annually in January and hold office until the following January unless they sooner resign or are removed from office by the Board of Directors.

The executive officers of United, and their ages, positions with United and the Banks, and terms of office as of February, 2001, are as follows:

Name (age)	Position with United or Banks	Officer of United Since
Jimmy C. Tallent (48)	President, Chief Executive Officer and Director of United; Chairman of the Board of United Community, Towns and White; Director of Carolina, Fannin, First Clayton, Adairsville, and Floyd.	1988

Harold Brewer (57)	Executive Vice President and Chief Operating Officer of United since October 2000; prior to joining United, he was Chairman and Chief Executive Officer of Brintech	2000
Guy W. Freeman (64)	Executive Vice President of United; Chief Executive Officer and Director of Carolina.	1995
Thomas C. Gilliland (53)	Executive Vice President and Director of United; Chairman and Chief Executive Officer of Fannin.	1992
Rex S. Schuette (51)	Executive Vice President and Chief Financial Officer of United since February 2001; prior to joining United, he was Senior Vice President and Chief Accounting Officer of State Street Corporation	2001

None of the above officers is related to another and there are no arrangements or understandings between them and any other person pursuant to which any of them was elected as an officer, other than arrangements or understandings with directors or officers of United acting solely in their capacities as such.

ITEM 2. PROPERTIES.

The executive offices of United are located at 63 Highway 515, Blairsville, Georgia. United leases this property. The Banks conduct business from facilities primarily owned by the respective banks, all of which are in a good state of repair and appropriately designed for use as banking facilities. The Banks provide services or perform operational functions at 46 locations, of which 38 locations are owned and 8 are leased. Note 5 to United's Consolidated Financial Statements includes additional information regarding amounts invested in premises and equipment.

ITEM 3. LEGAL PROCEEDINGS.

In the ordinary course of operations, United and the Banks are defendants in various legal proceedings. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the consolidated financial condition or results of operations of United.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of the security holders of United during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR UNITED'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Stock. There is no established public trading market for United's common stock. At December 31, 2000, there were approximately 4,932 shareholders of record. Management of United is aware of 452 sales and transfers of United's stock in 2000, aggregating approximately 246,000 shares in blocks ranging from 1 share to 10,000 shares at prices ranging from $32.00 to $50.00 per share. In addition, on August 4, 2000, United concluded a public offering of its common stock in which it sold 418,377 shares at $38.00 per share. Management is aware of 883 sales

and transfers of United's stock in 1999, aggregating approximately 602,500 shares in blocks ranging from one share to 10,000 shares at prices ranging from $35.00 to $55.00 per share.

Dividends. United declared cash dividends of $.20 per common share in 1999 and $.30 per common share in 2000. Federal and state laws and regulations impose restrictions on the ability of United and the Banks to pay dividends. Additional information regarding this item is included in note 16 to the Consolidated Financial Statements and under the heading of "Supervision and Regulation" in Part I of this report.

ITEM 6. SELECTED FINANCIAL DATA

UNITED COMMUNITY BANK, INC.
Selected Financial Data
For the Years Ended December 31
(in thousands, except per share data; taxable equivalent)

	2000	1999	1998	1997	1996	1995	5Year CAGR
FOR THE YEAR[1]							
Net interest income	$96,524	$80,969	$68,042	$54,168	$41,708	$31,489	25%
Provision for loan losses	(7,631)	(5,966)	(3,014)	(3,251)	(1,937)	(1,243)	44
Non-interest income	18,867	15,693	12,979	10,967	9,316	5,441	28
Total Revenue	107,760	90,696	78,007	61,884	49,087	35,687	25
Non-interest expense	73,676	63,505	53,104	42,252	33,710	24,656	24
Income taxes	12,337	9,938	9,253	6,262	4,934	3,159	31
Net income	$21,747	$17,253	$15,650	$13,370	$10,443	$7,872	23
PER COMMON SHARE[1]							
Basic	$2.11	$1.71	$1.57	$1.39	$1.15	$0.92	(18)
Diluted	2.07	1.67	1.54	1.38	1.13	0.90	18
Cash dividends declared	0.30	0.20	0.15	0.10	0.10	0.08	32
Book value	14.79	11.82	11.73	10.22	8.08	7.34	15
KEY PERFORMANCE RATIOS [1]							
Return on average stockholders' equity	15.90%	14.74%	14.75%	15.57%	14.84%	13.77%	
Return on average assets	0.89	0.81	1.00	1.06	1.08	1.04	
Efficiency ratio	65.17	67.63	67.74	65.61	66.05	66.77	
Net interest margin, taxable equivalent	4.18	4.08	4.69	4.60	4.86	3.90	
Dividend payout ratio [2]	14.24	11.68	9.58	7.19	8.70	8.15	
Average equity to average assets	5.58	5.47	6.78	6.84	7.30	7.57	
AT YEAR END							
Loans	$1,792,055	$1,564,148	$1,203,495	$991,878	$753,010	$559,794	26
Earning assets	2,352,475	2,195,712	1,678,016	1,286,832	1,007,848	802,787	24
Assets	2,528,879	2,384,678	1,813,004	1,410,596	1,087,454	868,487	24
Deposits	1,995,865	1,869,379	1,432,224	1,203,353	954,081	776,322	21
Stockholders' equity	158,388	119,312	115,364	99,378	74,891	65,216	19
Common Shares outstanding	10,514	10,094	9,836	9,726	9,269	8,881	3
AVERAGE BALANCES							
Loans	$1,687,970	$1,396,384	$1,095,452	$885,092	$648,712	$506,341	27

Earning assets	2,306,843	1,984,026	1,450,838	1,173,131	889,645	700,124	27
Assets	2,453,250	2,139,594	1,565,315	1,256,074	964,154	755,328	27
Deposits	1,941,496	1,659,534	1,163,096	1,096,686	857,611	669,795	24
Stockholders’ equity	136,810	117,064	106,096	85,872	70,376	57,170	19
Shares outstanding – basic	10,300	10,079	9,999	9,589	9,080	8,594	4
Shares outstanding – diluted	10,597	10,421	10,305	9,817	9,271	8,780	4
ASSET QUALITY							
Allowance for loan losses	$24,698	$20,043	$14,402	$12,404	$9,718	$6,373	
Non-performing assets	6,716	3,652	2,274	2,052	2,558	4,423	
Allowance for loan losses to loans	1.38	1.28	1.20	1.25	1.29	1.14	
Net charge-offs to average loans	0.18	0.15	0.09	0.06	0.06	0.07	
Non-performing assets to total assets	0.27	0.15	0.13	0.15	0.24	0.51	
REPORTED RESULTS, FOR THE YEAR							
Net income	$14,517	$16,098	$15,650	$13,360	$10,443	$7,872	13
Earnings per share:							
Basic	1.41	1.60	1.57	1.39	1.15	0.92	9
Diluted	1.39	1.56	1.54	1.38	1.13	0.90	9
Return on average stockholders’ equity	10.61%	13.75%	14.75%	15.56%	14.82%	13.77%	
Return on average assets	0.59	0.75	1.00	1.06	1.08	1.04	
Efficiency ratio	72.23	69.60	67.74	65.80	66.20	66.77	
Dividend payout ratio (2)	21.28	12.50	9.58	7.19	8.70	8.15	

(1) Excludes merger related charges of $10.6 million and $1.8 million for 2000 and 1999, respectively. These charges decreased net income by $7.2 million and $1.2 million, and diluted earnings per share by $.68 and $.11, respectively.

(2) Determined by dividing dividends declared (excluding pooled subsidiaries) by consolidated net income.

CAGR: Compound Annual Growth Rate

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion is intended to provide insight into the financial condition and results of operations of United and should be read in conjunction with the consolidated financial statements and accompanying notes.

Overview

United is a bank holding company registered under the Bank Holding Company Act of 1956 and was incorporated under the laws of the state of Georgia in 1987. United's activities are conducted by its wholly-owned subsidiaries, which include a financial services company and the following banking institutions, (which banks are collectively referred to as the "Banks" in this discussion):

Bank Subsidiaries	Year Acquired	Number of Offices
United Community Bank	1988[(1)]	7
Carolina Community Bank	1990	14
Peoples Bank of Fannin County	1992	4
Towns County Bank	1992	1
White County Bank	1995	2
First Clayton Bank & Trust	1997	1
Bank of Adairsville	1999	2
First Floyd Bank	1999	3
Dawson County Bank	2000	3
Independent Bank	2000	3
Brintech, Inc.	2000	1

(1) Organized as a Georgia banking corporation in 1950.

At December 31, 2000, United had total consolidated assets of $2.5 billion, total loans of $1.8 billion, total deposits of $2.0 billion and stockholders' equity of $158 million. Excluding merger related charges, United's net income for 2000 was $21.7 million, an increase of $4.5 million, or 26%, from 1999, and diluted earnings per share increased to $2.07 in 2000, from $1.67 in 1999, or 24%. Return on average stockholders equity for 2000 was 15.90%, as compared to 14.74% for 1999.

Significant Transactions During 2000

Stock Offering

On August 4, 2000, United completed a public offering of 418,377 shares of common stock at a price of $38.00 per share providing $15.8 million in new equity capital, net of offering-related expenses. United used the net proceeds of the offering to provide capital for its subsidiary banks and for general corporate purposes, including the reduction of parent company debt.

Mergers

On September 29, 2000, United completed its merger with Brintech, Inc. ("Brintech"), a consulting firm based in New Smyrna Beach, Florida in exchange for 283,390 unregistered shares of United common stock. In addition, United issued $2.9 million of preferred stock to key non-shareholder employees of Brintech in connection with satisfaction of certain contractual obligations triggered by the change in control of Brintech. Additional information about the business of Brintech is included in the Non-interest Income section of this discussion.

On July 26, 2000, United completed its mergers with North Point Bancshares, Inc. ("Dawson County Bank"), a single-bank holding company based in Dawsonville, Georgia, and Independent Bancshares, Inc., a single-bank holding company based in Powder Springs, Georgia. United issued 958,024 shares of common stock in exchange for all outstanding shares of Dawson County Bank and 817,604 shares of common stock in exchange for all outstanding shares of Independent Bank.

These mergers were accounted for as poolings of interests, and United's financial results preceding the dates of the mergers were restated to reflect the combined financial position and results of operations of acquired units.

Trust Preferred Securities

In 2000, United formed two wholly owned statutory trusts, which issued $15 million of guaranteed preferred beneficial interests in United's junior subordinated deferrable interest debentures. These debentures qualify as Tier 1 capital under Federal Reserve Board guidelines. All of the common securities of the trusts are owned by United. The proceeds from the issuance of the securities and the Trust Preferred Securities were used by the trusts to purchase $15.5 million of junior subordinated debentures of United which carry a fixed interest rate. The proceeds received by United from the sale of the junior subordinated debentures were used to prepay line of credit borrowings of approximately $12.5 million and for other corporate purposes. The debentures represent the sole asset of the trusts. The debentures and related income statement effects are eliminated in United's financial statements. Refer to Note 9 of the consolidated financial discussion for further information on the term and structure of these securities.

Other Transactions

On September 8, 2000, United completed the sale of substantially all assets of its consumer finance company subsidiaries to Lendmark Financial Services, Inc. ("Lendmark") for cash. The assets sold to Lendmark consisted primarily of consumer installment loans, net of the associated allowance for loan losses, with outstanding principal balances of approximately $6.5 million. There was no material gain or loss recorded in connection with this transaction. The financial assets and liabilities that were not acquired by Lendmark were transferred to one of United's affiliate banks or to United. The operations of both United Family Finance Co. and United Family Finance Co. of North Carolina were discontinued. Management does not expect to re-enter the consumer finance company business. During 2000, United ceased operation of its insurance agency subsidiary, United Agencies, Inc.

Significant Transactions During 1999

In August 1999, United completed its merger with First Floyd Bankshares, Inc. of Rome, Georgia in a tax-free stock exchange. United issued 632,890 shares of common stock in the transaction and recorded merger-related expenses totaling $1.2 million, net of tax. This merger was accounted for as a pooling of interests, and all of the financial statements and ratios contained in this report have been restated to include the results of First Floyd Bank for all periods presented.

In March 1999, United completed its acquisition of Adairsville Bancshares, Inc. in Adairsville, Georgia. Effective April 1, 1999, the results of operations for Adairsville were included in United's consolidated statements of income. This acquisition was accounted for as a purchase, for which United recorded a goodwill asset in the amount of approximately $3 million, which is being amortized to expense over 15 years.

Two new branch offices of the Banks were opened for business during 1999. United Community Bank opened a new office in Murrayville, Georgia, which is operated under the trade name of United Community Bank of Hall County. Carolina Community Bank opened a second office in Brevard, North Carolina.

Results of Operations

Net income, excluding merger related charges, was $21.7 million in 2000, an increase of 26% from the $17.3 million earned in 1999. Diluted earnings per common share were $2.07 for 2000, compared with $1.67 reported for 1999, an increase of 24%. Return on average equity for 2000 was 15.9%, compared with 14.74% for 1999. Return on average assets for 2000 was .89% as compared to .81% in 1999.

During 2000 and 1999, United's reported net income included certain merger related charges. These charges included losses relating to the realignment and sale of a portion of the securities portfolio and expenses related to mergers completed in those years.

Reported net income for 2000 was $14.5 million, or $1.39 per diluted share, compared to $16.1 million, or $1.56 per diluted share for 1999. The reported results for 2000 provided a return on average stockholders' equity of 10.69% and a return on average assets of .59%.

Table 1 - Condensed Consolidated Income Summary
For the years ended December 31,
(in thousands, taxable equivalent)

	2000	1999	1998	Change 2000-1999
Interest income	$ 213,115	$ 171,211	$ 135,706	24%
Interest expense	116,591	90,242	67,664	29
Net interest income	96,524	80,969	68,042	19
Provision for loan losses	7,631	5,966	3,014	28
Net interest income after provision for loan losses	88,893	75,003	65,028	19
Non-interest income	18,867	15,693	12,979	20
Total revenue	107,760	90,696	78,007	19
Non-interest expense	73,676	63,505	53,104	16
Income before income taxes	34,084	27,191	24,903	25
Income tax expense	12,337	9,938	9,253	24
Net income	$ 21,747	$ 17,253	$ 15,650	26

Net Interest Income (Taxable Equivalent)

Net interest income (the difference between the interest earned on assets and the interest paid on deposits and liabilities) is the single largest component of United's operating income. United actively manages this income source to provide an optimal level of income while balancing interest rate, credit and liquidity risks. Net interest income totaled $96.5 million in 2000, an increase of $15.5 million, or 19%, from the level recorded in 1999. Net interest income for 1999 increased $12.9 million, or 19%, over the 1998 level.

In 2000, average interest earning assets increased $323 million, or 16%, over the 1999 amount. This increase was primarily due to the increased growth in real estate loans. Average loans outstanding for 2000 were $1.7 billion, compared with $1.4 billion in 1999. Average interest bearing liabilities for 2000 increased $267 million, or 15%, over the 1999 average balance. This increase was primarily due to an increase in the level of average interest bearing deposits of $252 million, or 17%. Average borrowed funds totaled $366 million remaining relatively stable increasing $15 million, or 4%, when compared to 1999.

The banking industry uses two key ratios to measure relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percent of average total earning assets and takes into account the positive impact of investing non-interest bearing deposits.

For the years 2000, 1999, and 1998, United's net interest spread was 3.58%, 3.60% and 4.06%, while the net interest margin was 4.18%, 4.08% and 4.69%, respectively. The 61 basis point decrease in the net interest margin from 1998 to 1999 is primarily attributed to the following: narrower spread on the assets and associated liabilities in the leverage program; increased reliance on borrowed funds; and increased competitive pricing pressure on loans and deposits.

The average cost of interest bearing liabilities for 2000 was 5.66%, an increase of 63 basis points from 1999 primarily due to a higher rate environment spurred by rate increases by the Federal Reserve Bank. Core deposits, which include transaction accounts, savings accounts and non-brokered certificates of deposit less than $100,000, represented approximately 78% of total deposits in 2000 and 1999.

The following table shows, for the past three years, the relationship between interest income and expense and the average balances of interest earning assets and interest bearing liabilities.

Table 2 - Average Consolidated Balance Sheets and Net Interest Analysis
For the Years Ended December 31,
(In thousands, taxable equivalent)

	2000			1999			1998		
	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets:									
Interest-earning assets:									
Loans, net of unearned income (1,2)	$ 1,687,970	$ 170,890	10.12%	$ 1,396,384	$ 135,113	9.68%	$ 1,095,452	$ 113,420	10.35%
Taxable investments	491,438	33,182	6.75	468,059	28,172	6.02%	243,533	14,772	6.07%
Tax-exempt investments (1)	82,238	6,044	7.35	87,773	6,276	7.15%	72,144	5,253	7.28%
Federal funds sold and other interest income	45,197	2,999	6.64	31,810	1,650	5.19%	39,709	2,261	5.69%
Total interest-earning assets	2,306,843	213,115	9.24	1,984,026	171,211	8.63%	1,450,838	135,706	9.35%
Non-interest-earning assets:									
Allowance for loan losses	(22,421)			(17,230)			(13,384)		
Cash and due from banks	59,574			72,009			52,091		
Premises and equipment	54,635			53,486			40,932		
Other assets	54,619			47,303			34,838		
Total assets	$ 2,453,250			$ 2,139,594			$ 1,565,315		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Interest-bearing deposits:									
Transaction accounts	$ 411,551	$ 17,062	4.15%	$ 389,669	$ 14,678	3.77%	$ 309,172	$ 12,209	3.95%
Savings deposits	85,828	2,413	2.81	81,946	2,311	2.82%	64,226	1,830	2.85%
Certificates of deposit	1,196,310	74,011	6.19	970,043	53,726	5.54%	789,698	46,533	5.89%
Total interest-bearing deposits	1,693,689	93,486	5.52	1,441,658	70,715	4.91%	1,163,096	60,572	5.21%
Federal Home Loan Bank advances	294,409	17,537	5.96	249,755	13,096	5.24%	90,834	5,010	5.52%
Long-term debt and other borrowings	72,108	5,568	7.72	102,197	6,431	6.29%	26,315	2,082	7.91%
Total borrowed funds	366,517	23,105	6.30	351,952	19,527	5.55%	117,149	7,092	6.05%
Total interest-bearing liabilities	2,060,206	116,591	5.66	1,793,610	90,242	5.03%	1,280,245	67,664	5.29%
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	247,807			217,876			165,747		
Other liabilities	8,427			11,044			13,227		
Total liabilities	2,316,440			2,022,530			1,459,219		
Stockholders' equity	136,810			117,064			106,096		
Total liabilities and stockholders' equity	$ 2,453,250			$ 2,139,594			$ 1,565,315		
Net interest income		$ 96,524			$ 80,969			$ 68,042	
Net interest-rate spread			358.00%			3.60%			4.06%
Net interest margin (3)			4.18%			4.08%			4.69%

(1) Interest income on tax-exempt securities and loans has been increased by 50% to reflect comparable interest on taxable securities.
(2) For computational purposes, includes non-accrual loans and mortgage loans held for sale.
(3) Net interest margin is tax equivalent net-interest income divided by average interest-earning assets.

The following table shows the relative impact on net interest income of changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities and the rates earned and paid by United on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

Table 3 - Change in Interest Income and Expense on a Tax Equivalent Basis
(in thousands)

	2000 Compared to 1999 Increase (decrease) due to changes in			1999 Compared to 1998 Increase (decrease) due to changes in		
	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:						
Loans	$ 29,283	$ 6,494	$ 35,777	$ 31,158	$ (9,465)	$ 21,693
Taxable investments	1,457	3,553	5,010	13,619	(219)	13,400
Tax-exempt investments	(403)	171	(232)	1,138	(115)	1,023
Federal funds sold and other interest income	811	538	1,349	(450)	(161)	(611)
Total interest-earning assets	31,148	10,756	41,904	45,465	(9,960)	35,505
Interest-bearing liabilities:						
Transaction accounts	854	1,530	2,384	3,179	(710)	2,469
Savings deposits	109	(7)	102	505	(24)	481
Certificates of deposit	13,508	6,777	20,285	10,627	(3,434)	7,193
Total interest-bearing deposits	14,471	8,300	22,771	14,311	(4,168)	10,143
FHLB advances	2,522	1,919	4,441	8,765	(679)	8,086
Long-term debt and other borrowings	(2,136)	1,273	(863)	6,004	(1,655)	4,349
Total borrowed funds	386	3,192	3,578	14,769	(2,334)	12,435
Total interest-bearing liabilities	14,857	11,492	26,349	29,080	(6,502)	22,578
Increase (decrease) in net interest income	$ 16,291	$ (736)	$ 15,555	$ 16,385	$ (3,458)	$ 12,927

Provision for Loan Losses

The provision for loan losses was $7.6 million in 2000, compared with $6.0 million in 1999, and $3.0 million in 1998. As a percentage of average outstanding loans, the provisions recorded for 2000, 1999 and 1998 were .45%, .43% and .28%, respectively. Net loan charge-offs as a percentage of average outstanding loans for 2000 were .18%, compared with .15% for 1999 and .09% for 1998. The increase in the provision for loan loss in 2000 is primarily attributed to growth in the loan portfolio and the increased level of net charge-offs.

The provision for loan losses is based on management's evaluation of inherent risks in the loan portfolio and the corresponding analysis of the allowance for loan losses. Additional discussion on loan quality and the allowance for loan losses is included in the Asset Quality section of this report.

Non-interest Income

Total non-interest income for 2000, excluding merger-related charges, was $18.9 million, compared with $15.7 million in 1999 and $13.0 million in 1998. The following table presents the components of non-interest income for 2000, 1999 and 1998.

Table 4 - Non-interest Income
For the years ended December 31,
(in thousands)

	2000	1999	1998	Change 2000-1999
Service charges on deposit accounts	$ 7,436	$ 6,079	$ 5,187	22%
Consulting fees	4,984	3,055	2,241	63
Mortgage loan and related fees	1,429	1,923	2,140	-26
Trust and brokerage fees	1,085	622	378	74
ATM fees	811	631	330	29
Insurance commissions	876	1,059	628	-17
Securities gaines (losses), net	(33)	544	804	-106
Other	2,279	1,780	1,271	28
Total	$ 18,867	$ 15,693	$ 12,979	20%

A significant source of non-interest income for United is service charges and fees on deposit accounts. Total deposit service charges and fees for 2000 were $7.4 million compared with $6.1 million in 1999. The growth of deposit service charge and fee revenue for 2000 and 1999 was primarily due to the increase in the number of deposit accounts.

Consulting fees for 2000 were $5.0 million, an increase of $1.9 million, or 63%, over 1999. The increase reflects growth in the number of customers and expanded consulting services for network, internet banking, and web-site development.

Mortgage loan and related fees for 2000 were $1.4 million, a decrease of 26% when compared with 1999. This decrease is the result of a continuation of a decline in volume of 1999 trends primarily due to the higher interest rate environment which reduced the market for mortgage refinancing. Substantially all of the fees were the result of originating approximately $116 million of residential mortgages that were subsequently sold into the secondary market, including the right to service these loans.

Non-interest Expense

Total non-interest expense for 2000 was $73.7 million, compared with $63.5 million in 1999 and $53.1 million in 1998. Non-interest expense for 2000 and 1999, excludes $8.0 million and $1.8 million, respectively, of merger-related charges. These charges primarily consisted of employee contractual obligations, write-off of obsolete equipment and other merger costs. The following table presents the components of non-interest expense for the years ended December 31, 2000, 1999 and 1998.

Table 5 - Non-interest Expense
For the years ended December 31
(in thousands)

	2000	1999	1998	Change 2000-1999
Salaries and employee benefits	$ 42,519	$ 36,550	$ 30,309	16%
Occupancy	12,158	8,756	7,066	39
Postage, printing and supplies	3,547	3,782	2,381	-6
Advertising and public relations	2,904	3,090	2,060	-6
Professional fees	2,816	2,754	1,567	2
Communications	1,806	1,686	1,224	7
Amortization of intangibles	763	838	560	-9
Other expense	7,163	6,049	7,937	18
	$ 73,676	$ 63,505	$ 53,104	16%

Total salaries and benefits for 2000 of $42.5 million, increased by 16% over 1999. This increase was primarily due to adding staff to support business growth and strengthening of management at the holding company. At December 31, 2000, United had 968 full-time equivalent employees as compared with 906 at year-end 1999.

Occupancy and equipment expense for 2000 of $12.2 million increased by 39% as compared with 1999. The increase in occupancy costs is primarily attributable to additional space to support growth in business and new offices.

Communications expense, which includes data circuit costs, local phone service, long-distance service and cellular service increased by 7% during 2000.

The efficiency ratio measures total operating expenses as a percentage of total revenue, excluding the provision for loan losses, net securities gains (losses) and merger-related expenses. United's efficiency ratio for 2000 was 65% as compared with 68% for 1999. The improvement in the efficiency ratio is due to managements' focus on controlling non-interest expenses and improving operating results.

Income Taxes

Income taxes, as reported for 2000, were $6.6 million as compared with $7.0 million in 1999 and $7.4 million in 1998. The effective tax rates (as a percentage of pre-tax net income) for 2000, 1999 and 1998 were 31.1%, 30.4% and 32.2%, respectively. These effective rates are lower than the statutory tax rate primarily due to interest income on certain investment securities and loans that are exempt from income taxes. Additional information regarding income taxes can be found in Note 10 to the consolidated financial statements.

Balance Sheet Review

Total assets at December 31, 2000 were $2.5 billion, an increase of $144 million, or 6%, from December 31, 1999. On an average basis, total assets increased $314 million, or 15%, from 1999 to 2000. Average interest earning assets for 2000 were $2.3 billion, compared with $2.0 million for 1999, an increase of 15%.

Loans

Total loans averaged $1.7 billion in 2000, compared with $1.4 billion in 1999, an increase of 21%. At December 31, 2000, total loans were $1.8 billion, an increase of $228 million, or 15%, from December 31, 1999. Over the past five years, United has experienced strong loan growth in all markets, with particular strength in loans secured by real estate, both residential and non-residential. The following table presents a summary of the loan portfolio by category over that period.

Table 6 - Loans Outstanding
As of December 31,
(in thousands)

	2000	1999	1998	1997	1996
Commercial	$ 177,009	$ 151,112	$ 141,743	$ 146,639	$ 135,838
Real estate - construction	256,886	211,034	161,257	112,190	70,084
Real estate - mortgage	1,194,625	1,034,790	745,739	593,725	429,617
Consumer	163,535	167,212	154,755	139,324	117,471
Total loans	$ 1,792,055	$ 1,564,148	$ 1,203,494	$ 991,878	$ 753,010
As a percentage of total loans:					
Commercial	10%	10%	12%	15%	18%
Real estate - construction	14	14	13	11	9
Real estate - mortgage	67	66	62	60	57
Consumer	9	10	13	14	16
Total	100%	100%	100%	100%	100%

Substantially all of United's loans are to customers located in Georgia and North Carolina, the immediate market areas of the Banks. This includes loan customers who have a seasonal residence in the Banks' market areas. The following table indicates United's loans by specific collateral type or loan purpose as of December 31, 2000:

Table 7 - Loans by Collateral Type or Purpose
As of December 31, 2000
(in thousands)

			Percent of Total Loans
Secured by real estate:			
Residential - single family	$	655,919	36%
Non-farm, non-residential		437,088	24
Construction and land development		256,886	14
Home equity lines of credit		61,909	4
Farmland		29,322	2
Multi-family residential		10,387	1
Total loans secured by real estate		1,451,511	81
Other loans:			
Commercial and industrial		155,980	9
Consumer installment loans		152,634	8
States and municipalities		16,205	1
Credit cards and other revolving lines of credit		10,901	1
Agricultural production		4,824	-
Total other loans		340,544	19
Total loans	$	1,792,055	100%

As of December 31, 2000, United’s 20 largest credit relationships consisted of loans and loan commitments ranging from $3.3 to $13.9 million, with an aggregate total credit exposure of $123.2 million. All of these credits have been underwritten in a prudent manner and structured to minimize United’s potential exposure to loss.

The following table sets forth the maturity distribution of real estate construction and commercial loans, including the interest rate sensitivity for loans maturing in greater than one year, as of December 31, 2000. United’s loan policy does not permit automatic roll-over of matured loans.

Table 8 - Loan Portfolio Maturity
As of December 31, 2000
(in thousands)

	Maturity				Rate Structure for Loans Maturing Over One Year	
	One Year or Less	One through Five Years	Over Five Years	Total	Fixed Rate	Floating Rate
Commercial	$ 87,519	$ 66,810	$ 22,680	$ 177,009	$ 45,515	$ 43,975
Real estate - construction	214,803	42,083	-	256,886	3,353	38,730
Total	$ 302,322	$ 108,893	$ 22,680	$ 433,895	$ 48,868	$ 82,705

Asset Quality and Risk Elements

United manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. United's loan administration function is charged with monitoring asset quality, establishing credit policies and procedures and enforcing the consistent application of these policies and procedures at all of the Banks.

The provision for loan losses charged to earnings is based upon management’s judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable losses. The amount each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral, and economic factors and trends. The evaluation of these factors is performed by United’s credit administration department through an analysis of the adequacy of the allowance for loan losses.

Reviews of non-performing, past due loans and larger credits, designed to identify potential charges to the allowance for loan losses, as well as determine the adequacy of the allowance, are conducted on a regular basis during the year. These reviews are performed by the responsible lending officers, as well as a separate loan review department, and consider such factors as the financial strength of borrowers, the value of the applicable collateral, past loan loss experience, anticipated loan losses, growth in the loan portfolio, prevailing and anticipated economic conditions and other factors.

United does not currently allocate the allowance for loan losses to the various loan categories and there were no significant changes in the estimation methods and assumptions used to determine the adequacy of the allowance for loan losses during 2000.

The following table presents a summary of changes in the allowance for loan losses for each of the past five years.

Table 9 - Allowance For Loan Loss
Years Ended December 31,

	2000	1999	1998	1997	1996
Balance beginning of period	$ 20,043	$ 14,402	$ 12,404	$ 9,718	$ 6,373
Provision for loan losses	7,631	5,966	3,014	3,251	1,937
Allowance for loan losses acquired					
from subsidiary at acquisition date	-	1,822	-	-	1,813
Charged-offs:		-			
Commercial	676	362	476	200	472
Real estate - construction	-	4	-	-	-
Real estate - residential mortgage	567	782	299	167	19
Consumer	2,494	2,038	849	739	410
Total loans charged-off	3,737	3,186	1,624	1,106	901
Recoveries:					
Commercial	167	180	296	29	363
Real estate - construction	-	5	-	-	-
Real estate - residential mortgage	59	331	68	317	52
Consumer	535	523	244	195	81
Total recoveries	761	1,039	608	541	496
Net charge-offs	2,976	2,147	1,016	565	405
Balance end of period	$ 24,698	$ 20,043	$ 14,402	$ 12,404	$ 9,718
	-				
Total loans:					
At year-end	$ 1,792,055	$ 1,564,148	$ 1,203,495	$ 991,878	$ 753,010
Average	1,687,970	1,396,384	1,095,452	885,092	648,712
Allowance as a percentage of year-end loans	1.38%	1.28%	1.20%	1.25%	1.29%
Average loans as a percent of:					
Net charge-offs	0.18%	0.15%	0.09%	0.06%	0.06%
Provision for loan losses	0.45	0.43	0.28	0.37	0.30
Allowance as a percentage of non-performing loans	444	700	832	872	496

Management believes that the allowance for loan losses at December 31, 2000 is sufficient to absorb losses inherent in the loan portfolio as of that date based on the best information available. This assessment involves uncertainty and judgment; therefore, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination of the Banks, may require additional charges to the provision for loan losses in future periods if the results of their review warrant.

Non-performing Assets

Non-performing assets, which include non-accrual loans and accruing loans past due over 90 days, totaled $5.6 million at year-end 2000, compared with $2.9 million at December 31, 1999. At December 31, 2000, the ratio of non-performing loans to total loans was .31%, compared with .18% at year-end 1999. Non-performing assets, which include non-performing loans and foreclosed real estate, totaled $6.7 million at December 31, 2000, compared with $3.7 million at year-end 1999.

It is the general policy of the Banks to place loans on non-accrual status when, in the opinion of management, the principal and interest on a loan is not likely to be repaid in accordance with the loan terms. When a loan is placed on non-accrual status, interest previously accrued but not collected is reversed against current interest income. Depending on management’s evaluation of the borrower and loan collateral, interest on a non-accrual loan may be recognized on a cash basis as payments are received. Loans made by the Banks to facilitate the sale of other real estate are made on terms comparable to loans of similar risk.

There were no commitments to lend additional funds to customers whose loans were on non-accrual status at December 31, 2000. The table below summarizes United's non-performing assets for each of the last five years.

Table 10 - Non-Performing Assets
As of December 31,
(in thousands)

	2000	1999	1998	1997	1996
Non-accrual loans	$ 4,605	$ 2,106	$ 1,183	$ 839	$ 1,274
Loans past due 90 days or more and accruing	956	758	547	583	685
Total non-performing loans	5,561	2,864	1,730	1,422	1,959
Other real estate owned	1,155	788	544	630	599
Total non-performing assets	$ 6,716	$ 3,652	$ 2,274	$ 2,052	$ 2,558
Non-performing loans as a percentage of total loans	0.31%	0.18%	0.14%	0.14%	0.26%
Non-performing assets as a percentage of total assets	0.27	0.15	0.13	0.15	0.24

At December 31, 2000, United had $5.1 million of loans which were not classified as non-performing but for which known information about the borrowers' financial condition caused management to have concern about the ability of the borrowers to comply with the repayment terms of the loans. These loans were identified through the loan review process described in the *Asset Quality and Risk Elements* section of this discussion above that provides for assignment of a risk rating based on a ten-grade scale to all commercial and commercial real estate loans. Based on the evaluation of current market conditions, loan collateral, other secondary sources of repayment and cash flow generation, management does not anticipate any significant losses related to these loans. These loans are subject to continuing management attention and are considered in the determination of the allowance for loan losses.

Investment Securities

The composition of the securities portfolio reflects United's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. The securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits.

Total average securities increased 6% during 2000 and 76% during 1999. The substantial increase in the average balance in 1999 was related to an expansion of the United's leveraging program. The following table shows the carrying value of United's securities, by security type, as of December 31, 2000, 1999 and 1998.

Table 11 - Carrying Value of Investment Securities
As of December 31, 2000
(in thousands)

	2000	1999	1998
Held to maturity securities:			
U.S. Treasury	$ -	$ -	$ 498
U.S. Government agencies	-	6,821	8,700
State and political subdivisions	-	3,371	57,104
Mortgage-backed securities	-	796	3,499
Other	-	-	913
Total securites held to maturity	-	10,988	70,714
Available for sale securities:			
U.S. Treasury	6,034	32,400	35,366
U.S. Government agencies	108,362	134,949	72,043
State and political subdivisions	83,976	82,589	25,175
Mortgage-backed securities	301,363	305,533	228,811
Other	32,376	23,238	11,212
Total available for sale	532,111	578,709	372,607
Total securities	$ 532,111	$ 589,697	$ 443,321

United's investment portfolio consists principally of U.S. Government and agency securities, municipal securities, various equity securities and U.S. Government sponsored agency mortgage-backed securities. A mortgage-backed security relies on the underlying mortgage pools of loans to provide a cash flow of principal and interest. The actual maturities of these securities will differ from the contractual maturities because the loans underlying the security may prepay with or without prepayment penalties. Decreases in interest rates will generally cause an increase in prepayment levels. In a declining interest rate environment, United may not be able to reinvest the proceeds from these prepayments in assets that have comparable yields. However, because the majority of the mortgage-backed securities have adjustable rates, the negative effects of changes in interest rates on income and the carrying values of these securities are somewhat mitigated.

During the fourth quarter of 1998, management initiated a leverage program designed to make optimal utilization of United's assets and capital. This program provides for using borrowed funds (principally FHLB advances) secured by mortgage loans and securities of the

Banks to purchase additional securities. The securities purchased in conjunction with the leverage program during 1998 and 1999 are primarily mortgage backed pass-through and other mortgage backed securities, including collateralized mortgage obligations ("CMOs"). During 2000, proceeds from paydowns and maturities of the leverage securities were used to fund loan growth and reduced associated leverage program borrowings.

At December 31, 2000, United had 27% of its total investment portfolio in mortgage backed pass-through securities, all of which are issued or backed by Federal agencies, compared with 23% at December 31, 1999. United did not have securities of any issuer in excess of 10% of equity at year-end 2000 or 1999. Other mortgage-backed securities, including CMOs, represented 29% of the total securities portfolio at December 31, 2000, compared with 21% at year-end 1999. Approximately 75% of the other mortgage-backed securities portfolio was collateralized by mortgage-backed securities issued or backed by Federal agencies as of December 31, 2000. See Note 4 to the consolidated financial statements for further discussion of investment portfolio and related fair value and maturity information.

Deposits

Total average deposits for 2000 were $1.9 billion, an increase of $282 million, or 17% from 1999. Average non-interest bearing demand deposit accounts increased $30 million, or 14%, and average interest bearing transaction accounts increased $22 million, or 6%, from 1999. Average time deposits for 2000 were $1.2 billion, an increase of 23% from 1999.

Time deposits of $100,000 and greater totaled $383 million at December 31, 2000, compared with $349 million at year-end 1999. During 1999, United began to utilize "brokered" time deposits, issued in certificates of less than $100,000, as an alternative source of cost-effective funding. Average brokered time deposits outstanding in 2000 and 1999 were $53.9 and $23.0 million, respectively. Total interest paid on time deposits of $100,000 and greater during 2000 was $20.2 million. The following table sets forth the scheduled maturities of time deposits of $100,000 and greater and brokered time deposits at December 31, 2000.

Table 12 - Maturities of Time Deposits of $100,000 and Greater and Brokered Deposits
As of December 31, 2000
(in thousands)

$100,000 and Greater:	
Three months or less	$ 102,509
Three to six months	111,821
Six to twelve months	110,381
Over one year	58,267
Total	$ 382,978
Brokered Deposits:	
Three months or less	$ 11,900
Three to six months	8,500
Six to twelve months	15,000
Over one year	17,500
Total	$ 52,900

Short-term Borrowings

At December 31, 2000, all of the Banks were shareholders in the Federal Home Loan Bank of Atlanta. Through this affiliation, secured advances totaling $257 million were outstanding at rates competitive with time deposits of like maturities. United anticipates continued utilization of this short and long term source of funds to minimize interest rate risk. The FHLB advances outstanding at December 31, 2000 had both fixed and floating interest rates ranging from 4.35% to 7.81%. Approximately 15% of the FHLB advances mature prior to December 31, 2001. Additional information regarding FHLB advances, including scheduled maturities, is provided in Note 8 to the consolidated financial statements.

Interest Rate Sensitivity Management

The absolute level and volatility of interest rates can have a significant impact on United's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates to achieve United's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

The Company's net interest income, and the fair value of its financial instruments, are influenced by changes in the level of interest rates. The Company manages its exposure to fluctuations in interest rates through policies established by Asset/Liability Management Committee ("ALCO") of its Subsidiary Banks. The ALCO meets periodically and has responsibility for approving asset/liability management policies, formulating and implementing strategies to improve balance sheet positioning and/or earnings and reviewing the interest rate sensitivity of the Company.

Management utilizes an interest rate simulation model to estimate the sensitivity of net interest income to changes in interest rates. Such estimates are based upon a number of assumptions for each scenario, including the level of balance sheet growth, deposit repricing characteristics and the rate of prepayments.

Interest rate sensitivity is a function of the repricing characteristics of United's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the impact of interest rate changes on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in United's current portfolio that are subject to repricing at various time horizons: immediate; one to three months; four to twelve months; one to five years; over five years, and on a cumulative basis. The differences are known as interest sensitivity gaps. The following table shows interest sensitivity gaps for these different intervals as of December 31, 2000.

Table 13 - Interest Rate Gap Sensitivity
As of December 31, 2000
(in thousands)

	Interest Sensitivity Periods in Months					
	Immediate	1 to 3	4 to 12	13 to 60	Over 60	Total
Interest earning assets:						
Interest bearing deposits with banks	$ 2,404	$ -	$ -	$ -	$ -	$ 2,404
Federal funds sold	19,780	-	-	-	-	19,780
Securities	22,619	53,597	67,836	254,779	133,280	532,111
Mortgage loans held for sale	-	6,125	-	-	-	6,125
Loans	513,360	299,461	497,986	404,561	76,687	1,792,055
Total interest-earning assets	558,163	359,183	565,822	659,340	209,967	2,352,475
Interest bearing liabilities:						
Demand deposits	413,978	-	-	-	-	413,978
Savings deposits	86,568	-	-	-	-	86,568
Time deposits	-	298,971	698,458	240,355	160	1,237,944
Fed funds purchased/repurchase agreements	52,640	-	-	-	-	52,640
FHLB advances	-	19,780	19,780	138,868	78,797	257,225
Notes payable	-	-	1,743	-	-	1,743
Convertible subordinated debentures	-	-	-	-	3,500	3,500
Trust preferred securities	-	-	-	-	36,000	36,000
Total interest-bearing liabilities	553,186	318,751	719,981	379,223	118,457	2,089,598
Interest rate swaps, net	(140,000)	-	-	-	-	(140,000)
Non-interest bearing sources of funds	-	-	-	-	257,376	257,376
Interest sensitivity gap	144,977	40,432	(154,159)	280,117	91,510	
Cumulative sensitivity gap	$ 144,977	$ 185,409	$ 31,250	$ 311,367	$ 402,877	
Cumulative gap percent(1)	6%	8%	1%	13%	17%	

(1) Cumulative interest rate sensitivity position as a percent of average total interest-earning assets.

As seen in the preceding table, during the first year 76% of interest bearing liabilities will reprice compared with 63% of all interest earning assets. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This characteristic is referred to as basis risk and generally relates to the possibility that the repricing characteristics of short-term assets tied to United's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have significant impact on United's net interest margin. Because of these factors, an interest sensitivity gap analysis may not provide an accurate assessment of United's exposure to changes in interest rates.

Table 13 indicates United is in a liability sensitive or negative gap position for the first twelve months. This liability sensitive position would generally indicate that United's net interest income would decrease should interest rates rise and would increase should interest rates fall. Due to the factors cited previously, current simulation results indicate only minimal

sensitivity to parallel shifts in interest rates; however, no assurance can be given that United is not at risk from interest rate increases or decreases. Management also evaluates the condition of the economy, the pattern of market interest rates and other economic data to determine the appropriate mix and repricing characteristics of assets and liabilities necessary to optimize the net interest margin.

The following table presents the expected maturity of the total securities by maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis) at December 31, 2000. The composition and maturity/repricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

Table 14 - Expected Maturity of Available for Sale Securities
As of December 31, 2000
(in thousands)

	Maturity By Years				
	1 or Less	1 to 5	5 - 10	Over 10	Total
U.S. Treasury	$ 4,110	$ 1,924	$ -	$ -	$ 6,034
U.S. Government agencies	8,266	76,853	19,515	3,728	108,362
State and political subdivisions	3,966	31,969	26,868	21,173	83,976
Other securities (1)	50	8,692	23,634	301,363	333,739
Total securities available for sale	$ 16,392	$ 119,438	$ 70,017	$ 326,264	$ 532,111
Weighted average yield (2)	6.65%	6.46%	6.33%	5.85%	6.44%

(1) Includes mortgage-backed securities.
(2) Based on amortized cost.

To assist in achieving a desired level of interest rate sensitivity, United has entered into off-balance sheet contracts that are considered derivative financial instruments during 2000, 1999 and 1998. Derivative financial instruments can be a cost and capital effective means of modifying the repricing characteristics of on-balance sheet assets and liabilities. These contracts include interest rate swaps under which United pays a variable rate and receives a fixed rate, and interest rate cap contracts for which United pays an up-front premium in exchange for a variable cash flow if interest rates exceed the cap contract rate.

The cost of the cap contracts is included in other assets in the consolidated balance sheet and is being amortized on a straight-line basis over the five-year term of the contracts. The following table presents United's cap contracts outstanding at December 31, 2000.

Table 15 - Cap Contracts
As of December 31, 2000
(in thousands)

Maturity	Notional Amount	Contract Index	Contract Rate	Fair Value
August 31, 2001	$ 5,000	Prime	10%	$ -
August 27, 2001	20,000	Prime	10	-
Total	$ 25,000			$ -

The following table presents United's swap contracts outstanding at December 31, 2000.

Table 16 - Swap Contracts
As of December 31, 2000
(in thousands)

Maturity	Notional Amount	Rate Received	Rate Paid (1)	Fair Value
April 2, 2001	$ 15,000	8.41%	9.50%	$ (37)
April 5, 2001	10,000	9.50%	9.50%	2
May 8, 2001	10,000	8.26%	9.50%	(52)
June 7, 2001	10,000	8.69%	9.50%	(20)
July 27, 2001	10,000	8.85%	9.50%	(18)
October 12, 2001	10,000	9.11%	9.50%	12
June 7, 2002	10,000	9.05%	9.50%	44
June 14, 2002	10,000	9.12%	9.50%	55
June 24, 2002	20,000	8.80%	9.50%	70
July 29, 2002	25,000	9.04%	9.50%	125
August 10, 2002	10,000	9.60%	9.50%	139
Total/weighted average	$ 140,000	8.93%	9.50%	$ 320

(1) Based on prime rate at December 31, 2000.

Effective January 1, 1999, United adopted SFAS No. 133, as amended by SFAS No. 137 and 138 which requires all derivative financial instruments be included and recorded at fair value on the balance sheet. Currently, all of United's derivative financial instruments are classified as fair value hedges. Fair value hedges recognize currently in earnings both the impact of change in the fair value of the derivative financial instrument and the offsetting impact of the change in fair value of the hedged asset or liability. At December 31, 2000, United's derivative financial instruments had an aggregate positive fair value of $320,000.

United requires all derivative financial instruments be used only for asset/liability management through the hedging of specific transactions or positions, and not for trading or speculative purposes. Management believes that the risk associated with using derivative financial instruments to mitigate interest rate risk sensitivity is minimal and should not have any material unintended impact on United's financial condition or results of operations.

Liquidity Management

The objective of liquidity management is to ensure that sufficient funding is available, at reasonable cost, to meet the ongoing operational cash needs of United and to take advantage of income producing opportunities as they arise. While the desired level of liquidity will vary depending upon a variety of factors, it is the primary goal of United to maintain a sufficient level of liquidity in all expected economic environments. Liquidity is defined as the ability of a bank to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining United's ability to meet the daily cash flow requirements of the Banks' customers, both depositors and borrowers.

The primary objectives of asset/liability management are to provide for adequate liquidity to meet the needs of customers and to maintain an optimal balance between interest-sensitive assets and interest-sensitive liabilities, so that United can also meet the investment requirements of its shareholders as market interest rates change. Daily monitoring of the sources and use of funds is necessary to maintain a position that meets both requirements.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments and the maturities and sales of securities. Mortgage loans held for sale totaled $6.1 million at December 31, 2000, and typically turn over every 45 days as the closed loans are sold to investors in the secondary market. Real estate-construction and commercial loans that mature in one year or less amounted to $302 million, or 17%, of the total loan portfolio at December 31, 2000. Other short-term investments such as federal funds sold are additional sources of liquidity.

The liability section of the balance sheet provides liquidity through depositors' interest bearing and non-interest bearing deposit accounts. Federal funds purchased, FHLB advances and securities sold under agreements to repurchase are additional sources of liquidity and represent United's incremental borrowing capacity. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet other short-term liquidity needs.

As disclosed in United's consolidated statements of cash flows, net cash provided by operating activities was $19 million during 2000. The major sources of cash provided by operating activities are net income partially offset by changes in other assets and other liabilities. Net cash used in investing activities of $171 million consisted primarily of a net increase in loans of $232 million and securities purchases of $79 million funded largely by sales, maturities and paydowns of securities of $149 million. Net cash provided by financing activities provided the remainder of funding sources for 2000. The $121 million of net cash provided by financing activities consisted primarily of a $126 million net increase in deposits and a net increase in FHLB advances of $37 million. In the opinion of management, United's liquidity position at December 31, 2000, is sufficient to meet its expected cash flow requirements.

Capital Resources and Dividends

Stockholders' equity at December 31, 2000 was $158 million, an increase of $39.1 million, or 33%, from December 31, 1999. Accumulated other comprehensive income (loss) is not included in the calculation of regulatory capital adequacy ratios. Excluding the change in the accumulated other comprehensive gain, stockholders' equity increased by 25%. Dividends of $2.9 million, or $.30 per share, were declared on common stock in 2000, an increase of 50% per share from the amount declared in 1999. The dividend payout ratios for 2000 and 1999 were 21% and 13%, respectively. United has historically retained the majority of its earnings to provide a cost effective source of capital for continued growth and expansion. However, in recognition that cash dividends are an important component of shareholder value, management has instituted a dividend program that provides for increased cash dividends when earnings and capital levels permit.

On December 31, 1996, United completed a private placement of convertible subordinated debentures due December 31, 2006 (the "2006 Debentures"). The 2006 Debentures bear interest at the rate of 25 basis points over the prime rate, as quoted in the *Wall Street Journal,* payable quarterly. The 2006 Debentures may be redeemed, in whole or in part, on or after January 1, 1998, at the option of United upon at least 20 days and not more than 60 days notice, at a redemption price equal to 100% of the principal amount of the debentures to be redeemed plus interest accrued and unpaid as of the date of redemption. The holders of the 2006 Debentures have the right, exercisable at any time up to December 31, 2006, to convert such debentures at the principal amount thereof into shares of Common Stock of United at the conversion price of $25 per share, subject to adjustment for stock splits and stock dividends.

The Board of Governors of the Federal Reserve System has issued guidelines for the implementation of risk-based capital requirements by U.S. banks and bank holding companies. These risk-based capital guidelines take into consideration risk factors, as defined by regulators, associated with various categories of assets, both on and off balance sheet. Under the guidelines, capital strength is measured in two tiers which are used in conjunction with risk adjusted assets to determine the risk based capital ratios. The guidelines require an 8% total risk-based capital ratio, of which 4% must be Tier I capital.

United's Tier I capital, which excludes other comprehensive income, consists of stockholders' equity and qualifying capital securities less goodwill and deposit-based intangibles, totaled to $186 million at December 31, 2000. Tier II capital components include supplemental capital components such as a qualifying allowance for loan losses and qualifying subordinated debt. Tier I capital plus Tier II capital components is referred to as Total Risk-based Capital and was $212 million at December 31, 2000. The percentage ratios, as calculated under the guidelines, were 10.3% and 11.8% for Tier I and Total Risk-based Capital, respectively, at December 31, 2000.

A minimum leverage ratio is required in addition to the risk-based capital standards and is defined as period end stockholders' equity and qualifying capital securities, less other comprehensive income, goodwill and deposit-based intangibles divided by average assets adjusted for goodwill and deposit-based intangibles. Although a minimum leverage ratio of 3% is required for the highest-rated bank holding companies which are not undertaking significant expansion programs, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio greater than 3% if it is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve Board. The Federal Reserve Board uses the leverage and risk-based capital ratios to assess capital adequacy of banks and bank holding companies. United's leverage ratios at December 31, 2000 and 1999 were 7.5% and 5.9%, respectively.

All three of the capital ratios of United and the Banks currently exceed the minimum ratios required in 2000 as defined by federal regulators. United monitors these ratios to ensure that United and the Banks remain within regulatory guidelines. Further information regarding the actual and required capital ratios of United and the Banks is provided in Note 12 to the consolidated financial statements.

Impact of Inflation and Changing Prices

A bank's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively little investments in fixed assets or inventories. Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates to maintain an appropriate equity to assets ratio.

United's management believes the impact of inflation on financial results depends on United's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. United has an asset/liability management program which attempts to manage United's interest rate sensitivity position. In addition, periodic reviews of banking services and products are conducted to adjust pricing in view of current and expected costs.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Information								
(in thousands)	**Principal/Notional Amounting Maturing in:**						**Total**	**Total**
Rate-sensitive assets:	**2001**	**2002**	**2003**	**2004**	**2005**	**Thereafter**	**2000**	**1999**
Fixed interest rate loans	$ 436,090	147,785	97,181	54,828	39,515	60,479	835,878	696,070
Average interest rate	9.63%	9.40%	9.59%	8.96%	9.38%	8.24%	9.45%	8.72%
Variable interest rate loans	567,497	49,144	45,603	22,584	24,197	253,277	962,302	874,404
Average interest rates	10.06%	8.11%	8.29%	7.08%	7.50%	7.50%	9.10%	8.83%
Fixed interest rate securities	97,930	87,313	62,259	63,609	41,245	132,831	485,187	537,698
Average interest rate	6.25%	6.45%	6.31%	6.41%	6.57%	6.40%	6.38%	7.16%
Variable interest rate securities	1,468	516	524	1,405	495	42,516	46,924	51,999
Average interest rate	6.60%	6.65%	6.67%	6.80%	6.85%	6.87%	6.85%	6.69%
Other interest bearing assets	22,184	-	-	-	-	-	22,184	35,541
Average interest rate	6.50%	0.00%	0.00%	0.00%	0.00%	0.00%	6.50%	6.10%
Rate-sensitive liabilities:								
Savings and interest bearing checking	$ 500,546	-	-	-	-	-	500,546	478,611
Average interest rate	3.90%	0.00%	0.00%	0.00%	0.00%	0.00%	3.90%	3.60%
Fixed interest rate time deposits	994,947	188,242	32,393	12,529	6,293	160	1,234,564	1,161,032
Average interest rate	6.38%	6.59%	6.58%	6.24%	7.06%	5.54%	6.42%	5.75%
Variable interest rate time deposits	3,348	32	-	-	-	-	3,380	3,378
Average interest rate	7.98%	7.37%	0.00%	0.00%	0.00%	0.00%	7.98%	6.99%
Fixed interest rate borrowings	122,167	39,474	32,428	55,867	532	36,000	286,468	329,360

Average interest rate	6.69%	6.79%	6.08%	6.10%	5.97%	9.35%	6.31%	5.71%
Variable interest rate borrowings	64,640	-	-	-	-	-	64,640	39,786
Average interest rate	6.73%	0.00%	0.00%	0.00%	0.00%	0.00%	6.73%	6.39%
Rate-sensitive derivative								
financial instruments:								
Pay variable interest rate swaps - Prime	$ 65,000	75,000	-	-	-	-	140,000	150,000
Average receive rate	8.77%	9.10%	0.00%	0.00%	0.00%	0.00%	8.95%	8.97%
Interest rate caps - Prime	25,000	-	-	-	-	-	25,000	45,000
Average strike rate	10.00%	0.00%	0.00%	0.00%	0.00%	0.00%	10.00%	8.50%

***

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements of the registrant and report of independent auditors are included herein as follows:

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
United Community Banks, Inc.
Blairsville, Georgia

We have audited the accompanying consolidated balance sheets of United Community Banks, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1999 and 1998 consolidated financial statements of Independent Bancshares, Inc. and subsidiary or the 1999 and 1998 consolidated financial statements of North Point Bancshares, Inc. and subsidiary, which were pooled with United Community Banks, Inc. in 2000 as explained in note 2 to the consolidated financial statements. The statements are included in the accompanying consolidated financial statements and reflect total assets of $251,580,000 as of December 31, 1999 and net income of $2,630,000 and $2,736,000 for the years ended December 31, 1999 and 1998, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to these amounts, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Banks, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

/s/ Porter Keadle Moore LLP

PORTER KEADLE MOORE LLP

Atlanta, Georgia
February 23, 2001

UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2000 and 1999

ASSETS

(in thousands)

	2000	1999
Cash and due from banks	$ 80,109	$ 98,322
Interest bearing deposits in banks	2,404	2,981
Federal funds sold	19,780	32,560
Cash and cash equivalents	102,293	133,863
Securities available for sale	532,111	578,709
Securities held to maturity (fair value of $9,953 in 1999)	-	10,988
Mortgage loans held for sale	6,125	6,326
Loans	1,792,055	1,564,148
Less - Allowance for loan losses	(24,698)	(20,043)
Loans, net	1,767,357	1,544,105
Premises and equipment, net	56,930	56,456
Interest receivable	25,384	19,954
Other assets	38,679	34,277
Total assets	$ 2,528,879	$ 2,384,678

LIABILITIES AND STOCKHOLDERS' EQUITY

	2000	1999
Liabilities:		
Deposits:		
Demand	$ 257,375	$ 226,358
Interest-bearing demand	413,978	394,139
Savings	86,568	84,472
Time	1,237,944	1,164,410
Total deposits	1,995,865	1,869,379
Accrued expenses and other liabilities	23,518	26,841
Federal funds purchased	48,640	27,490
Repurchase agreements	4,000	4,322
Federal Home Loan Bank advances	257,225	294,279
Long-term debt	41,243	43,055
Total liabilities	2,370,491	2,265,366
Commitments		
Stockholders' equity:		
Preferred stock, $1 par value; $10 stated value; 10,000,000 shares authorized; issued 287,410	2,874	-
Common stock, $1 par value; 50,000,000 shares authorized; issued 10,513,949 and 10,093,572	10,514	10,094
Capital surplus	59,386	44,001
Retained earnings	85,718	74,813
Accumulated other comprehensive loss	(104)	(9,596)
Total stockholders' equity	158,388	119,312
Total liabilities and stockholders' equity	$ 2,528,879	$ 2,384,678

See accompanying notes to consolidated financial statements.

UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
Consolidated Statements of Income

For the Years Ended December 31, 2000, 1999 and 1998

(in thousands, except per share data)

	2000	1999	1998
Interest income:			
Interest and fees on loans	$ 170,538	$ 134,986	$ 113,352
Interest on federal funds sold and deposits in banks	2,999	1,650	2,261
Interest on investment securities:			
Taxable	33,182	28,172	14,772
Tax exempt	4,029	4,184	3,501
Total interest income	210,748	168,992	133,886
Interest expense:			
Interest on deposits:			
Demand	17,062	14,678	12,209
Savings	2,413	2,311	1,830
Time	74,011	53,726	46,533
	93,486	70,715	60,572
Other borrowings	23,105	19,527	7,092
Total interest expense	116,591	90,242	67,664
Net interest income	94,157	78,750	66,222
Provision for loan losses	7,631	5,966	3,014
Net interest income after provision for loan losses	86,526	72,784	63,208
Non-interest income:			
Service charges and fees	7,436	6,079	5,187
Consulting fees	4,984	3,055	2,241
Mortgage loan and other related fees	1,429	1,923	2,140
Securities (losses) gains, net	(2,687)	544	804
Other	5,051	4,092	2,607
Total non-interest income	16,213	15,693	12,979
Non-interest expense:			
Salaries and employee benefits	46,134	37,242	30,309
Occupancy	13,966	10,866	8,290
Other	21,556	17,242	14,505
Total non-interest expense	81,656	65,350	53,104
Income before income taxes	21,083	23,127	23,083
Income taxes	6,566	7,029	7,433
Net income	$ 14,517	$ 16,098	$ 15,650
Net income available to common shareholders	$ 14,474	$ 16,098	$ 15,650
Earnings per share:			
Basic	$ 1.41	$ 1.60	$ 1.57
Diluted	1.39	1.56	1.54
Weighted average shares outstanding (in thousands):			
Basic	10,300	10,079	9,999
Diluted	10,597	10,421	10,306

See accompanying notes to consolidated financial statements.

UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2000, 1999 and 1998

(in thousands)

	2000	1999	1998
Net income	$ 14,517	$ 16,098	$ 15,650
Other comprehensive income:			
Unrealized holding gains (losses) on investment securities	12,642	(17,389)	1,787
Reclassification adjustment for losses (gains) on investment securities included in non-interest income	2,687	(544)	(804)
Total other comprehensive income (loss), before income taxes	15,329	(17,933)	983
Income tax expense (benefit) related to the above items:			
Unrealized holding gains (losses) on investment securities	4,820	(6,583)	676
Reclassification adjustment for losses (gains) on investment securities	1,017	(206)	(306)
Total income tax expense (benefit)	5,837	(6,789)	370
Net unrealized holdings gains (losses), on investment securities	9,492	(11,144)	613
Total comprehensive income	$ 24,009	$ 4,954	$ 16,263

See accompanying notes to consolidated financial statements.

UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2000, 1999 and 1998

(in thousands, except share data)

	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1997, as restated	$ -	$ 9,726	$ 40,922	$ 47,795	$ 935	$ 99,378
Net income	-	-	-	15,650	-	15,650
Cash dividends declared ($.15 per share)	-	-	-	(1,182)	-	(1,182)
Cash dividends declared by pooled subsidiaries	-	-	-	(772)	-	(772)
Common stock offering, net (issued 101,724 shares)	-	102	1,458	-	-	1,560
Common stock (issued 8,500 shares)	-	8	109	-	-	117
Net unrealized holding gains on investment securities	-	-	-	-	613	613
Balance, December 31, 1998	-	9,836	42,489	61,491	1,548	115,364
Net income	-	-	-	16,098	-	16,098
Cash dividends declared ($.20 per share)	-	-	-	(1,542)	-	(1,542)
Cash dividends declared by pooled subsidiaries	-	-	-	(806)	-	(806)
Common stock (issued 30,546 shares)	-	31	311	-	-	342
Stock dividends declared by pooled subsidiaries (issued 191,642 shares)	-	192	236	(428)	-	-
Proceeds from capital investments into pooled subsidiary (issued 35,423 shares)	-	35	965	-	-	1,000
Net unrealized holding losses on investment securities	-	-	-	-	(11,144)	(11,144)
Balance, December 31, 1999	-	10,094	44,001	74,813	(9,596)	119,312
Net income	-	-	-	14,517	-	14,517
Cash dividends declared ($.30 per share)	-	-	-	(2,923)	-	(2,923)
Cash dividends declared by pooled subsidiaries	-	-	-	(646)	-	(646)
Common stock offering, net (issued 418,377 shares)	-	418	15,346	-	-	15,764
Common stock (issued 2,000 shares)	-	2	39	-	-	41
Preferred stock (issued 287,410 shares)	2,874	-	-	-	-	2,874
Dividends declared on preferred stock ($.15 per share)	-	-	-	(43)	-	(43)
Net unrealized holding gains on investment securities	-	-	-	-	9,492	9,492
Balance, December 31, 2000	$ 2,874	$ 10,514	$ 59,386	$ 85,718	$ (104)	$ 158,388

See accompanying notes to consolidated financial statements.

UNITED COMMUNITY BANKS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2000, 1999 and 1998

(in thousands)

	2000	1999	1998
Operating activities:			
Net income	$ 14,517	$ 16,098	$ 15,650
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, amortization and accretion	5,451	5,782	3,528
Provision for loan losses	7,631	5,966	3,014
Deferred income tax benefit	(3,791)	(1,857)	(888)
Loss (gain) on sale of securities available for sale	1,577	(544)	(804)
Loss (gain) on sale of securities held to maturity	1,110	-	-
Loss on disposal of premises and equipment	1,848	-	-
Change in assets and liabilities, net of effects of purchase acquisitions:			
Other assets and accrued interest receivable	(8,420)	(5,072)	(659)
Accrued expenses and other liabilities	(770)	5,182	(10,710)
Mortgage loans held for sale	201	1,805	(4,173)
Net cash provided by operating activities	19,354	27,360	4,958
Investing activities, net of effects of purchase acquisitions:			
Proceeds from sales of securities available for sale	58,990	9,132	44,193
Proceeds from sales of securities held to maturity	3,867	-	-
Proceeds from maturities and calls of securities available for sale	84,316	110,082	82,214
Purchases of securities available for sale	(78,833)	(267,920)	(291,519)
Proceeds from maturities and calls of securities held to maturity	1,920	1,533	34,514
Purchases of securities held to maturity	-	(114)	(14,087)
Net increase in loans	(232,107)	(347,992)	(209,980)
Purchases of premises and equipment	(7,166)	(9,831)	(17,379)
Cash acquired from (paid for) acquisitions and branch purchases	-	(2,757)	20,282
Purchases of life insurance contracts	(3,350)	-	(8,351)
Proceeds from sale of other real estate	889	267	794
Net cash used in investing activities	(171,474)	(507,600)	(359,319)
Financing activities, net of effects of purchase acquisitions:			
Net change in deposits	126,486	407,088	205,882
Net change in federal funds purchased and repurchase agreements	20,828	5,656	(5,727)
Net change in notes payable and other borrowings	(16,812)	19,596	(12,792)
Proceeds from FHLB advances	231,625	201,625	221,249
Repayments of FHLB advances	(268,679)	(100,907)	(78,715)
Proceeds from Trust Preferred Securities	15,000	-	21,000
Transaction costs associated with Trust Preferred Securities	(521)	-	(959)
Proceeds from exercise of stock options	41	216	117
Proceeds from sale of common stock	15,764	-	1,560
Proceeds from capital investment into pooled subsidiaries	-	1,000	-
Cash paid for dividends on common stock	(2,493)	(1,417)	(1,088)
Cash paid for dividends by pooled subsidiaries	(646)	(806)	(613)
Cash paid for dividends on preferred stock	(43)	-	-
Net cash provided by financing activities	120,550	532,051	349,914
Net change in cash and cash equivalents	(31,570)	51,811	(4,447)
Cash and cash equivalents at beginning of period	133,863	82,052	86,499
Cash and cash equivalents at end of period	$ 102,293	$ 133,863	$ 82,052

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

The accounting principles followed by United Community Banks, Inc. ("United") and its subsidiaries and the methods of applying these principles conform with generally accepted accounting principles and with general practices within the banking industry. The following is a description of the more significant of those policies.

Organization and Basis of Presentation

United is a multi-bank holding company whose business is conducted by its wholly-owned bank subsidiaries. United is subject to regulation under the Bank Holding Company Act of 1956. The consolidated financial statements include the accounts of United Community Banks, Inc. and its wholly-owned commercial bank subsidiaries in Georgia and North Carolina: United Community Bank, Carolina Community Bank, Peoples Bank of Fannin County, Towns County Bank, White County Bank, First Clayton Bank and Trust, Bank of Adairsville, First Floyd Bank, Dawson County Bank and Independent Bank & Trust (collectively, the "Banks"), and Brintech, Inc., a financial services consulting subsidiary based in New Smyrna Beach, Florida. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Banks are commercial banks that serve markets throughout North Georgia and Western North Carolina and provide a full range of banking services. The Banks are insured and subject to the regulation of the Federal Deposit Insurance Corporation ("FDIC").

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate, which is used as collateral for a substantial portion of United's loans and real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with these valuations, management obtains independent appraisals for significant properties.

Investment Securities

United classifies its securities in one of three categories: held to maturity, available for sale, or trading. Trading securities are bought and held principally for the purpose of selling them in the near term. United does not have investments classified in the trading category. Held to maturity securities are those securities for which United has the ability and intent to hold until maturity. All other securities are classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported in other comprehensive income as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders' equity. These unrealized holding gains or losses are amortized into earnings over the remaining life of the security as an adjustment to the yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

A decline in the fair market value of the held to maturity investment securities below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity securities are included in earnings and are derived using the specific identification method for determining the cost of the securities sold.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes in the valuation allowance are included in the determination of net earnings for the period in which the change occurs. No market valuation allowances were required at December 31, 2000 or 1999.

(1) Summary of Significant Accounting Policies, continued

Loans and Allowance for Loan Losses

All loans are stated at principal amount outstanding. Interest on loans is primarily calculated by using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

A loan is impaired when, based on current information and events, it is probable that all amounts due, according to the contractual terms of the loan, will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized using the cash-basis method of accounting during the time within the period in which the loans were impaired. At December 31, 2000 and 1999 there were no material amounts of impaired loans.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount, which, in management's judgment, is adequate to absorb probable losses on existing loans.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system consistent with those applied by regulators. Management prepares a quarterly analysis of the allowance for loan losses and material deficiencies are adjusted by increasing the provision for loan losses. Management has a devoted internal loan review department that is independent of the lending function to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses.

Management believes the allowance for loan losses is adequate at December 31, 2000. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review United's allowance for loan losses. Such agencies may require United to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. Costs incurred for maintenance and repairs are expensed as incurred. The range of estimated useful lives for buildings and improvements is 15 to 40 years, and for furniture and equipment, 3 to 10 years.

Goodwill and Deposit-Based Intangibles

Goodwill, arising from the excess cost over the fair value of net assets acquired of purchased bank subsidiaries, is amortized on a straight-line basis over periods not exceeding 25 years. Deposit premiums associated with the purchase of separate branches are amortized over the estimated life of the deposit base, generally 15 years. On an ongoing basis, management reviews the valuation and amortization periods for goodwill and deposit premiums.

(1) Summary of Significant Accounting Policies, continued

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income taxes during the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of United's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable earnings and tax planning strategies.

Derivative Instruments and Hedging Activities

Effective January 1, 1999, United adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended by SFAS No. 137 and SFAS No. 138, which establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of instruments used as fair value hedges is accounted for in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for in comprehensive income rather than earnings. The change in fair value of derivative instruments that are not intended as a hedge is accounted for in the earnings of the period of the change.

In 1999, United transferred all held to maturity investment securities to available for sale securities under this provision of SFAS No. 133. The held to maturity securities had an amortized cost of $58.3 million and net unrealized gains of $1.8 million. This transfer resulted in a $1.1 million, net of taxes, increase in stockholders' equity. As of December 31, 2000 and 1999, United held interest rate swaps and interest rate caps, which were entered into as a means of managing its interest rate risk and accounts for these hedge instruments as fair value hedges.

Statement of Financial Accounting Standards No. 138 was issued in June 2000 and amended SFAS No. 133 in order to address implementation issues. Specifically, for United, is the provision which redefines a hedge in an interest rate as the risk of change in an established benchmark interest rate. United implemented SFAS No. 138 and such implementation did not have a material impact on its financial position.

Other

Assets held by United in a fiduciary or agency capacity for customers is not included in the consolidated balance sheets since such items are not assets of United.

Earnings Per Share

United is required to report on the face of the statements of income, earnings per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Basic earnings per common share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per common share. During 2000, United paid dividends to Series A preferred stockholders totaling $43,000.

(1) Summary of Significant Accounting Policies, continued

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 *(in thousands, except per share data)*:

	2000	1999	1998
Net income available to common shareholders	$ 14,474	$ 16,098	$ 15,650
Effects of convertible debentures	220	191	187
Diluted net earnings	$ 14,694	$ 16,289	$ 15,837
Earnings per share:			
Basic	$ 1.41	$ 1.60	$ 1.57
Diluted	1.39	1.56	1.54
Basic weighted average shares *(in thousands)*	10,300	10,079	9,999
Effect of dilutive securities:			
Stock options	157	202	167
Convertible debentures	140	140	140
Dilutive average shares	10,597	10,421	10,306

(2) Mergers and Acquisitions

Effective July 26, 2000, United acquired, for 958,024 shares of its common stock, all of the outstanding common stock of North Point Bancshares, Inc. ("Dawson"), a $119 million one-bank holding company, located in Dawsonville, Georgia. In addition, United acquired, for 817,604 shares of its common stock, all of the outstanding common stock of Independent Bancshares, Inc. ("Independent"), a $153 million one-bank holding company, located in Powder Springs, Georgia.

Effective September 29, 2000, United acquired, for 283,390 shares of its common stock, all of the outstanding common stock of Brintech, Inc. ("Brintech"), a consulting firm located in New Smyrna Beach, Florida. United has not filed a registration statement with the Securities and Exchange Commission ("SEC"), for issuance of these shares and, accordingly, the shareholders of Brintech will be restricted from resale of their shares until the shares are registered with the SEC. In addition, United issued 287,410 shares of its preferred stock to key non-shareholder employees of Brintech in connection with satisfaction of certain contractual deferred compensation obligations triggered by the change in control of Brintech.

All of the acquisitions were accounted for as poolings of interests and accordingly, the consolidated financial statements for all periods presented have been restated to include the financial position and results of operations as if the combination had occurred on January 1, 1998.

The following is a reconciliation of the amounts of net interest income and net earnings previously reported with the restated amounts *(in thousands)*:

	2000	1999	1998
Net interest income			
As previously reported in 1999 and 1998	$ 81,665	$ 67,974	$ 56,210
Dawson	5,287	4,528	4,690
Independent	7,237	6,289	5,355
Brintech	(32)	(41)	(33)
As restated	$ 94,157	$ 78,750	$ 66,222
Net income			
As previously reported in 1999 and 1998	$ 15,066	$ 13,648	$ 12,773
Dawson	1,254	1,009	1,637
Independent	90	1,621	1,099
Brintech	(1,893)	(180)	141
As restated	$ 14,517	$ 16,098	$ 15,650

(2) Mergers and Acquisitions, continued

United recorded merger, integration and restructuring charges of $10.6 million during 2000 associated with the acquisitions of Dawson, Independent and Brintech. The components of the charges are shown below *(in thousands)*:

Merger charges included in non-interest expenses:	
Salaries and employee benefits - severance and related costs	$ 3,615
Occupancy - disposal of premises and equipment	1,848
Professional fees - contract termination costs	927
Other merger-related expenses	1,590
	7,980
Loss on sale of securities	2,654
Total merger-related charges	$ 10,634

In March 1999, United acquired all the outstanding common stock of Adairsville Bancshares, Inc. (Adairsville), the parent company of Bank of Adairsville, for $7.1 million plus certain acquisition costs. United accounted for this transaction using the purchase method, and accordingly, the original purchase price was allocated to assets and liabilities acquired based upon their fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $2.9 million and is being amortized over 15 years using the straight-line method.

In August 1999, United acquired for 632,890 shares of its common stock, all of the outstanding common stock of First Floyd Bankshares, Inc., a $115 million one-bank holding company located in Rome, Georgia. The acquisition was accounted for as a pooling of interests.

(3) Cash Flows

United paid approximately $117 million, $87 million and $67 million in interest on deposits and other liabilities during 2000, 1999 and 1998, respectively. In connection with United's 1999 acquisition of Adairsville, assets having a fair value of $36 million were acquired and liabilities totaling $32 million were assumed.

	For the Years Ended December 31, 2000	1999	1998
Schedule of noncash investing and financing activities (in thousands):			
Change in unrealized gains (losses) on securities available for sale, net of tax	$ 9,492	$ (11,144)	$ 613
Change in dividends payable	430	125	93
Assets acquired in branch acquisition, other than cash and cash equivalents	-	-	3,246
Deposit liabilities assumed in branch acquisitions	-	-	23,399
Investment securities purchase obligations	-	14,500	10,645
Issuance of preferred stock in satisfaction of compensation liabilities	2,874	-	-
Transfer of held to maturity securities to available for sale	4,081	58,306	-

(4) Investment Securities

Investment securities at December 31, 2000 and 1999, *(in thousands)*:

As of December 31, 2000 Available for Sale Securities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasuries	$ 5,996	$ 38	$ -	$ 6,034
U.S. Government agencies	108,022	712	372	108,362
State and political subdivisions	83,808	827	659	83,976
Mortgage-backed securities	301,938	1,531	2,106	301,363
Other	32,266	213	103	32,376
Total	$ 532,030	$ 3,321	$ 3,240	$ 532,111

(4) Investment Securities, continued

As of December 31, 1999

Available for Sale Securities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasuries	$ 32,674	$ 28	$ 302	$ 32,400
U.S. Government agencies	138,358	3	3,412	134,949
State and political subdivisions	85,054	261	2,726	82,589
Mortgage-backed securities	313,847	451	8,765	305,533
Other	24,024	-	786	23,238
Total	$ 593,957	$ 743	$ 15,991	$ 578,709
Held to Maturity Securities:				
U.S. Government agencies	$ 6,821	$ 2	$ 1,041	$ 5,782
State and political subdivisions	3,371	26	7	3,390
Mortgage-backed securities	796	2	17	781
Total	$ 10,988	$ 30	$ 1,065	$ 9,953

The amortized cost and fair value of the securities portfolio at December 31, 2000, by contractual maturity, is presented in the following table. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale Securities	
	Amortized Cost	Fair Value
U.S. Treasuries:		
Within 1 year	$ 4,098	$ 4,110
1 to 5 years	1,898	1,924
	$ 5,996	$ 6,034
U.S. Government agencies:		
Within 1 year	$ 8,264	$ 8,266
1 to 5 years	76,585	76,853
5 to 10 years	19,362	19,515
More than 10 years	3,811	3,728
	$ 108,022	$ 108,362
State and political subdivisions:		
Within 1 year	$ 3,963	$ 3,966
1 to 5 years	31,750	31,969
5 to 10 years	26,602	26,868
More than 10 years	21,493	21,173
	$ 83,808	$ 83,976
Other:		
Within 1 year	$ 50	$ 50
1 to 5 years	8,599	8,692
5 to 10 years	23,617	23,634
	$ 32,266	$ 32,376
Total securities other than mortgage-backed securities:		
Within 1 year	$ 16,375	$ 16,392
1 to 5 years	118,832	119,438
5 to 10 years	69,581	70,017
More than 10 years	25,304	24,901
Mortgage-backed securities	301,938	301,363
	$ 532,030	$ 532,111

(4) Investment Securities, continued

The following summarizes investment securities sales activities for the years ended December 31, 2000, 1999 and 1998:

	2000	1999	1998
Proceeds from the sales of securities	$ 62,857	$ 9,132	$ 44,193
Gross gains on sales of securities	$ 21	$ 647	$ 807
Gross losses on sales of securities	2,708	103	3
Net (losses) gains on sales of securities	$ (2,687)	$ 544	$ 804
Income taxes (benefits) attributable to sale of securities	$ (1,017)	$ 206	$ 306

During 2000 and 1999, in connection with the acquisitions of Dawson, Independent, and First Floyd, United realigned the held-to-maturities securities portfolios. As part of this realignment, during 2000 United sold $5.0 million of the held to maturity securities which resulted in a net loss of approximately $1.1 million. Additionally, during 2000 and 1999, United transferred $4.1 million and $58.3 million, respectively, of the held to maturity securities to the available for sale portfolio.

At December 31, 2000 and 1999, securities with a carrying value of $137 million and $162 million, respectively, were pledged to secure public deposits and Federal Home Loan Bank advances.

(5) Loans and Allowance for Loan Losses

Major classifications of loans at December 31, 2000 and 1999, are summarized as follows *(in thousands)*:

	2000	1999
Commercial, financial and agricultural	$ 177,009	$ 151,112
Real estate - construction	256,886	211,034
Real estate - mortgage	1,194,625	1,034,790
Consumer	163,535	167,212
Total loans	1,792,055	1,564,148
Less - allowance for loan losses	(24,698)	(20,043)
Loans, net	$ 1,767,357	$1,544,105

The Banks grant loans and extensions of credit to individuals and a variety of firms and corporations located primarily in counties in North Georgia and Western North Carolina. Although the Banks have diversified loan portfolios, a substantial portion of the loan portfolios is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

Changes in the allowance for loan losses are summarized as follows *(in thousands)*:

	2000	1999	1998
Balance at beginning of year	$ 20,043	$ 14,402	$ 12,404
Provision for loan losses	7,631	5,966	3,014
Loan charge-offs	(3,737)	(3,186)	(1,624)
Recoveries	761	1,039	608
Allowance acquired from Adairsville	-	1,822	-
Balance at end of year	$ 24,698	$ 20,043	$ 14,402

United serviced approximately $38 million and $55 million of mortgage loans for other institutions at December 31, 2000 and 1999, respectively.

(5) Loans and Allowance for Loan Losses, continued

In the ordinary course of business, United and its Banks have loans outstanding to certain executive officers and directors, including their immediate families and companies with which they are associated. Management believes that such loans are made substantially on the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other customers. The following is a summary of such loans outstanding and the activity in these loans for the year ended December 31, 2000 *(in thousands)*:

Balance at December 31, 1999	$ 44,559
New loans	54,092
Repayments	(40,102)
Adjustment for changes in executive officers and directors	(15,248)
Balance at December 31, 2000	$ 43,301

(6) Premises and Equipment

Premises and equipment at December 31, 2000 and 1999, *(in thousands)*:

	2000	1999
Land and land improvements	$ 14,254	$ 12,520
Buildings	32,011	31,067
Furniture and equipment	30,719	30,630
Construction in progress	1,430	2,881
	78,414	77,098
Less - accumulated depreciation	(21,484)	(20,642)
Premises and equipment, net	$ 56,930	$ 56,456

Depreciation expense was approximately $4.8 million, $4.9 million and $3.3 million for 2000, 1999 and 1998, respectively.

(7) Time Deposits

The aggregate amount of time deposit accounts with a minimum denomination of $100,000 was approximately $383 million and $349 million at December 31, 2000 and 1999, respectively.

At December 31, 2000, the contractual maturities of time deposits are summarized as follows *(in thousands)*:

Maturing In:	
2001	$ 997,429
2002	193,777
2003	25,531
2004	14,010
2005	7,037
thereafter	160
	$ 1,237,944

(8) Federal Home Loan Bank Advances

The Banks have advances from the Federal Home Loan Bank ("FHLB") with monthly interest payments and principal payments due at various maturity dates and interest rates ranging from 4.35% to 7.81% at December 31, 2000. The FHLB advances are collateralized by first mortgage loans, mortgage-backed securities and FHLB stock.

The maturities of outstanding advances from FHLB at December 31, 2000 are as follows *(in thousands)*:

Year	
2001	$ 39,560
2002	46,732
2003	28,532
2004	47,508
2005	16,096
thereafter	78,797
	$ 257,225

(9) Long-term Debt

Long-term debt at December 31, 2000 and 1999 consisted of the following *(in thousands)*:

	2000	1999
Trust Preferred securities	$ 36,000	$ 21,000
Convertible debentures	3,500	3,500
Other borrowings	1,743	18,555
	$ 41,243	$ 43,055

Convertible Subordinated Debentures

On December 31, 1996, United completed a private placement of convertible subordinated debentures (the "Debentures") due December 31, 2006. The Debentures bear interest at the rate of .25% over the prime rate, payable quarterly. The Debentures may be redeemed, in whole or in part at the option of United, within 60 days notice, at a redemption price equal to 100% of the principal amount of the Debentures plus accrued interest. The Debentures are exercisable at any time, and may be converted into shares of common stock of United at the price of $25 per share, subject to adjustment for stock splits and stock dividends.

At December 31, 2000 and 1999, certain directors and executive officers of United held convertible debentures totaling $2,575,000 and $2,875,000, respectively.

Trust Preferred Securities

In September 2000, United formed a wholly owned Connecticut statutory business trust, United Community Statutory Trust I ("United Statutory Trust"), which issued $5 million of guaranteed preferred beneficial interests in United's junior subordinated deferrable interest debentures (the "Trust Preferred Securities"). These debentures qualify as Tier 1 capital under Federal Reserve Board guidelines. All of the common securities of United Statutory Trust are owned by United. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by United Statutory Trust to purchase $5.2 million of junior subordinated debentures of United, which carry a fixed interest rate of 10.60%. The proceeds received by United from the sale of the junior subordinated debentures were used to prepay other borrowings of approximately $1.9 million and for other corporate purposes. The debentures represent the sole asset of United Statutory Trust. The debentures and related earnings statement effects are eliminated in United's financial statements.

The Trust Preferred Securities accrue and pay distributions semiannually at a fixed rate of 10.60% per annum of the stated liquidation value of $1,000 per capital security. United has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of: (i) accrued and unpaid distributions required to be paid on the Trust Preferred Securities; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption by United Statutory Trust, and (iii) payments due upon a voluntary or involuntary dissolution, winding up or liquidation of United Statutory Trust.

(9) Long-term Debt, continued

The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on July 19, 2030, or upon earlier redemption as provided in the indenture. United has the right to redeem the debentures purchased by United Statutory Trust in whole or in part, on or after July 19, 2010. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount, any accrued but unpaid interest, plus a premium ranging from 5.3% in 2010 to .53% in 2019.

In July 2000, United formed a wholly owned Delaware statutory business trust, United Community Capital Trust II ("United Trust II"), which issued $10 million of guaranteed preferred beneficial interests in United's junior subordinated deferrable interest debentures (the "Trust Preferred Securities"). These debentures qualify as Tier 1 capital under Federal Reserve Board guidelines. All of the common securities of United Trust II are owned by United. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by United Trust II to purchase $10.3 million of junior subordinated debentures of United, which carry a fixed interest rate of 11.295%. The proceeds received by United from the sale of the junior subordinated debentures were used to prepay other borrowings of approximately $10.6 million. The debentures represent the sole asset of United Trust II. The debentures and related earnings statement effects are eliminated in United's financial statements.

The Trust Preferred Securities accrue and pay distributions semiannually at a fixed rate of 11.295% per annum of the stated liquidation value of $1,000 per capital security. United has entered into contractual arrangements which, taken collectively, fully and unconditionally, guarantee payment of: (i) accrued and unpaid distributions required to be paid on the Trust Preferred Securities; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption by United Trust II, and (iii) payments due upon a voluntary or involuntary dissolution, winding up or liquidation of United Trust II.

The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on July 19, 2030, or upon earlier redemption as provided in the indenture. United has the right to redeem the debentures purchased by United Trust II in whole or in part, on or after July 19, 2010. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount, any accrued but unpaid interest, plus a premium ranging from 2.824% in 2010 to .565% in 2019.

In July 1998, United formed a wholly owned Delaware statutory business trust, United Community Capital Trust ("United Trust"), which issued $21 million of guaranteed preferred beneficial interests in United's junior subordinated deferrable interest debentures that qualify as Tier 1 capital under Federal Reserve Board guidelines. All of the common securities of United Trust are owned by United. The proceeds from the issuance of the Common Securities and the Trust Preferred Securities were used by United Trust to purchase $21.7 million of junior subordinated debentures of United that carry a fixed interest rate of 8.125 %. The proceeds received by United from the sale of the junior subordinated debentures were used to prepay other borrowings of approximately $11.8 million and for further investments in the Banks. The debentures represent the sole asset of United Trust. The debentures and related earnings statement effects are eliminated in United's financial statements.

The Trust Preferred Securities accrue and pay distributions semiannually at a fixed rate of 8.125 % per annum of the stated liquidation value of $1,000 per capital security. United has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of: (i) accrued and unpaid distributions required to be paid on the Trust Preferred Securities; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption by United Trust, and (iii) payments due upon a voluntary or involuntary dissolution, winding up or liquidation of United Trust.

The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on July 15, 2028, or upon earlier redemption as provided in the indenture. United has the right to redeem the debentures purchased by United Trust: (i) in whole or in part, on or after July 15, 2008, and (ii) in whole (but not in part) at any time within 90 days following the occurrence and during the continuation of a tax event, investment company event or capital treatment time (as defined in the offering circular). As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount, any accrued but unpaid interest, plus a premium ranging from 4.06 % in 2008 to .41 % in 2017.

(10) Income Taxes

Income taxes for the years ended December 31, 2000, 1999 and 1998 *(in thousands)*:

	2000	1999	1998
Current	$ 10,357	$ 8,886	$ 8,321
Deferred	(3,791)	(1,857)	(888)
Total income taxes	$ 6,566	$ 7,029	$ 7,433

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate (of 34%) to income before income taxes are as follows *(in thousands)*:

	2000	1999	1998
Pretax earnings at statutory rates	$ 7,168	$ 7,863	$ 7,848
Add (deduct):			
State taxes, net of federal benefit	780	388	415
Tax-exempt interest income	(1,588)	(1,541)	(1,276)
Nondeductible interest expense	307	276	240
Other	(101)	43	206
	$ 6,566	$ 7,029	$ 7,433

The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset at December 31, 2000 and 1999 *(in thousands)*:

	2000	1999
Deferred tax assets:		
Allowance for loan losses	$ 9,172	$ 7,455
Accrued expenses	933	45
Net operating loss and credit carryforwards	604	561
Unrealized securities losses	12	5,571
Other	547	244
Total deferred tax assets	11,268	13,876
Deferred tax liabilities:		
Premises and equipment	(1,470)	(2,099)
Other	(5)	(216)
Total deferred tax liabilities	(1,475)	(2,315)
Net deferred tax asset	$ 9,793	$ 11,561

During 2000, 1999 and 1998, United made income tax payments of approximately $9.6 million, $8.6 million and $8.2 million, respectively.

(11) Employee Benefit Plans

United has contributory employee benefit plans covering substantially all employees, subject to certain minimum service requirements. United's contribution to the plans is determined annually by the Board of Directors and amounted to approximately $1,549,000, $1,215,000 and $1,025,000 in 2000, 1999, and 1998, respectively. The subsidiaries acquired in 2000 and 1999 had company sponsored employee benefit plans that have been or will be merged into the existing plan of United. Under these plans, the acquired subsidiaries recognized expenses of approximately $165,000, $245,000 and $194,000 in 2000, 1999 and 1998, respectively.

During 1998, United initiated a defined post-retirement benefit plan to provide retirement benefits to certain executive officers and other key employees and to provide death benefits for their designated beneficiaries. Under this plan, United purchased split-dollar whole life insurance contracts on each participant. At December 31, 2000 and 1999, the cash surrender value of the insurance contracts was approximately $14.5 million and $8.6 million, respectively. Expenses incurred for these benefits were approximately $423,000 and $204,000 during 2000 and 1999, respectively.

(12) Regulatory Matters

United and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, action by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, United and the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures (as defined) established by regulation to ensure capital adequacy require United and the Banks to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets.

As of December 31, 2000, the banks were categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must exceed the well capitalized guideline ratios, as set forth in the table, and meet certain other requirements. Management believes that the Banks exceed all well capitalized requirements, and there have been no conditions or events since year-end that would change the status of well capitalized.

Minimum amounts required for capital adequacy purposes and to be well capitalized under prompt corrective action provisions are presented below for United and its most significant subsidiaries *(in thousands)*.

	Regulatory Guidelines(1)		United		United Community		Carolina Community	
	Minimum	Well Capitalized	2000	1999	2000	1999	2000	1999
Risk-based ratios:								
Tier 1 capital	4%	6%	10.3%	9.0%	10.1%	9.8%	10.2%	9.3%
Total capital	8	10	11.8	10.4	11.3	11.1	11.5	10.5
Leverage ratio	3	5	7.5	5.9	7.5	6.4	7.3	6.1
Tier 1 capital			$ 185,700	$ 140,255	$ 45,170	$ 38,865	$ 44,964	$ 34,991
Total capital			211,761	162,990	50,788	43,825	50,467	39,521

(18) The regulatory designations of "well capitalized" under prompt corrective action regulations is not applicable to United (a bank holding company). However, regulation Y defines "well capitalized" for a bank holding company for the purpose of determining eligibility for a streamlined review process for acquisition proposals. For such purposes; "well capitalized" requires United to maintain a minimum Tier 1 risk-based capital ratio of 6% and a minimum total risk-based capital ratio of 10%.

<u>Cash, Dividend, Loan and Other Restrictions</u>

At December 31, 2000 and 1999, the Banks were required by the Federal Reserve Bank to maintain reserve balances of $8 million and $36 million, respectively. Federal and state banking regulations place certain restrictions on dividends paid by the Banks to United. At December 31, 2000, the Banks had approximately $23 million of retained earnings available for distribution to United in the form of dividends.

The Federal Reserve Act requires that extensions of credit by United to certain affiliates, including United, be secured by specific collateral, that the extension of credit to any one affiliate be limited to 10% of capital and surplus (as defined), and that extensions of credit to all such affiliates be limited to 20% of capital and surplus.

(13) Commitments

United and the Banks are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit, letters of credit and financial guarantees. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Banks have in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, letters of credit and financial guarantees written is represented by the contractual amount of these instruments. United uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. In most cases, collateral or other security is required to support financial instruments with credit risk.

The following table summarizes, as of December 31, 2000 and 1999, the contract amount of off-balance sheet instruments *(in thousands)*:

	2000	1999
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 273,559	$ 257,099
Standby letters of credit	9,285	8,091

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. United evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit, personal property or other acceptable collateral.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to local businesses. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks hold real estate, certificates of deposit, equipment and automobiles as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments varies.

United maintains an overall interest rate risk-management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by movements in interest rates. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in fair value. The effect of this unrealized appreciation or depreciation will generally be offset by earnings or loss on the derivative instruments that are linked to the hedged assets and liabilities. United views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

Derivative instruments that are used as part of United's interest rate risk-management strategy include interest rate contracts (swaps and caps). As a matter of policy, United does not use highly leveraged derivative instruments for interest rate risk management. Interest rate swaps generally involve the exchange of fixed- and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate cap agreements provide for a variable cash flow if interest rates exceed the cap rate, based on a notional principal amount and maturity date.

By using derivative instruments, United is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair-value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes United, and, therefore, creates a repayment risk for United. When the fair value of a derivative contract is negative, United owes the counterparty and, therefore, it has no repayment risk. United minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by United.

(13) Commitments, continued

United's derivative activities are monitored by its asset/liability management committee as part of that committee's oversight of United's asset/liability and treasury functions. United's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the overall interest-rate risk management.

As described more fully in the summary of significant accounting policies, United adopted SFAS No. 133 during 1999. All of United's derivative financial instruments are classified as fair value hedges. United enters into interest-rate swaps and caps to convert a portion of its fixed rate loans and a portion of its fixed-rate liabilities to variable.

For the years ended December 31, 2000 and 1999, there were no material amounts recognized which represented the ineffective portion of fair-value hedges. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

(14) Preferred Stock

United may issue preferred stock in one or more series, up to a maximum of 10,000,000 shares. Each series shall include the number of shares issued, preferences, special rights and limitations as determined by the Board of Directors. At December 31, 2000, there were 287,410 preferred shares issued and outstanding which were issued as Series A non-cumulative preferred stock. The dividend rate of the preferred stock is 6% per annum, provided a dividend has been declared for the common shares. The holders of the preferred stock maintain a liquidation preference to the common stockholder. The preferred stock has no voting rights and United may redeem the preferred stock for an amount equal to the stated value plus the accrued dividend.

(15) Stockholders' Equity

In May 2000, shareholders approved a proposal to increase the number of authorized shares of common stock from 10,000,000 to 50,000,000 shares. Through a private offering, which was completed in September 2000, United issued 418,377 shares of common stock in exchange for approximately $15.8 million. The proceeds from the sale of stock were used to provide capital for its subsidiary banks, general corporate purposes, and the reduction of parent company debt.

In 2000, the shareholders approved the 2000 Key Employee Stock Option Plan ("2000 Plan"). Under the 2000 Plan, 490,000 options can be granted for shares of United's common stock at a price equal to the fair market value at the date of grant. The general terms of the stock option plan include a five-year vesting period with an exercisable period not to exceed ten years. Independent also had a stock option plan for its key employees. This plan had provisions similar to United's plan. Holders of options under the Independent plan were issued options in connection with the merger of United and Independent at the exchange ratio of .4211 per option held. All option amounts detailed below have been restated to reflect the options outstanding under Independent's plan. As of December 31, 2000, 308,464 options bay be granted under the 2000 Plan.

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period or ratably over the vesting period of the options. United has chosen not to adopt the cost recognition principles of this statement and accounts for stock options under Accounting Principles Board Opinion No. 25 and its related interpretations. Had compensation costs been determined based upon the fair value of the options at the grant dates consistent with the method of SFAS No. 123, United's net income and earnings per share would have reflected the pro forma amounts below *(in thousands, except per share data)*:

(15) Stockholders' Equity, continued

	2000	1999	1998
Net income:			
As reported	$ 14,474	$ 16,098	$ 15,650
Pro forma	13,991	15,727	15,416
Basic earnings per share:			
As reported	1.41	1.60	1.57
Pro forma	1.36	1.56	1.54
Diluted earnings per common share:			
As reported	1.39	1.56	1.54
Pro forma	1.34	1.52	1.50

The weighted average fair value of options at grant date in 2000, 1999, and 1998 was $8.57, $15.65 and $9.65, respectively.

The fair value of each option granted is estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 2000, 1999 and 1998: dividend yield of 1% for all periods; a risk free interest rate of 5% for 2000 and 6% for 1999 and 1998; and, an expected life of 7 years for 2000 and 10 years for 1999 and 1998.

Options outstanding and activity for the years ended December 31, consisted of the following:

	2000		1999		1998	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Beginning of period	391,132	$ 23.07	341,522	$ 18.12	290,045	$ 15.84
Granted	181,536	38.00	82,300	39.50	63,477	28.08
Exercised	(2,000)	20.63	(31,690)	12.23	(8,500)	13.95
Cancelled	(6,900)	37.88	(1,000)	26.80	(3,500)	20.40
End of period	563,768	$ 27.70	391,132	$ 23.07	341,522	$ 18.12

The following is a summary of stock options outstanding at December 31, 2000:

Options Outstanding				Options Exercisable	
Shares	Range	Average Price	Remaining Life	Shares	Weighted Average Price
132,251	$ 10.00 – 14.25	$ 12.51	5.9 years	132,251	$ 12.51
46,477	15.34 – 18.00	17.51	5.5 years	46,477	17.51
74,204	22.00 – 22.51	22.17	6.2 years	64,204	22.19
53,000	30.00 – 32.50	30.05	7.0 years	31,800	30.05
257,836	37.75 – 40.00	38.45	9.1 years	61,725	38.75
563,768		$ 27.70		336,457	$ 21.52

(16) Non-Interest Expense

Significant components of other non-interest expenses for the years ended December 31, 2000, 1999 and 1998 included the following *(in thousands)*:

	2000	1999	1998
Advertising and public relations	$ 2,904	$ 3,090	$ 2,060
Postage, printing and supplies	3,547	3,782	2,381
Professional fees	2,816	2,754	1,567
Other	9,788	7,616	8,497
Total other	$ 19,055	$ 17,242	$ 14,505

(17) Fair Value of Financial Instruments

United uses the following methods to estimate the fair value of financial instruments:

For financial instruments that have quoted market prices, those quotes are used to determine fair value. Financial instruments that have no defined maturity, have a remaining maturity of 180 days or less, or reprice frequently to a market rate, are assumed to have a fair value that approximates reported book value, after taking into consideration any applicable credit risk. If no market quotes are available, financial instruments are valued by discounting the expected cash flows using an estimated current market interest rate for the financial instrument. For off-balance sheet derivative instruments, fair value is estimated as the amount that United would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts.

The short maturity of United's assets and liabilities results in having a significant number of financial instruments whose fair value equals or closely approximates reported balance sheet value. Such financial instruments are reported in the following balance sheet captions: cash and cash equivalents, mortgage loans held for sale, securities sold under repurchase agreements, and federal funds purchased. Fair value of securities available for sale equals the balance sheet value. As of December 31, 2000 and 1999, the fair value of interest rate contracts used for balance sheet management were a receivable of $320 thousand and $113 thousand, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect the premium or discount on any particular financial instrument that could result from the sale of United's entire holdings. Because no market exists for a significant portion of United's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, brokerage network, deferred income taxes, premises and equipment and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(17) Fair Value of Financial Instruments, continued.

The carrying amount and fair values for other balance sheet options at December 31, 2000 and 1999 are as follows *(in thousands)*:

	December 31, 2000		December 31, 1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Securities held to maturity	$ -	$ -	$ 10,988	$ 9,953
Loans, net	1,767,357	1,766,999	1,544,105	1,541,454
Liabilities:				
Deposits	$ 1,995,865	$ 2,003,686	$ 1,869,379	$ 1,868,131
Federal Home Loan Bank advances	257,225	254,443	294,279	293,579
Long-term debt	41,243	39,091	43,055	39,243

(18) Condensed Financial Statements of United Community Banks, Inc. (Parent Only)

Statements of Income

For the Years Ended December 31, 2000, 1999 and 1998

(in thousands)

	2000	1999	1998
Dividends from subsidiaries	$ 3,611	$ 4,537	$ 4,542
Other	6,998	5,248	2,893
Total income	10,609	9,785	7,435
Interest	3,619	2,671	1,560
Other	16,507	10,502	5,739
Total expense	20,126	13,173	7,299
Income tax benefit	4,552	2,689	1,404
Income (loss) before equity in undistributed income of subsidiaries	(4,965)	(699)	1,540
Equity in undistributed income of subsidiaries	19,482	16,797	14,110
Net income	$ 14,517	$ 16,098	$ 15,650

Balance Sheets

As of December 31, 2000 and 1999

(in thousands)

Assets	2000	1999
Cash	$ 557	$ 785
Investment in subsidiaries	191,497	151,470
Other assets	14,985	11,394
Total assets	$ 207,039	$ 163,649
Liabilities and Stockholders' Equity		
Other liabilities	$ 6,294	$ 3,822
Other short-term borrowings	1,743	15,365
Convertible subordinated debentures	3,500	3,500
Trust Preferred securities	37,114	21,650
Total liabilities	48,651	44,337
Stockholders' equity	158,388	119,312
Total liabilities and stockholders' equity	$ 207,039	$ 163,649

(18) Condensed Financial Statements of United Community Banks, Inc. (Parent Only), continued

Statements of Cash Flows

For the Years Ended December 31, 2000, 1999 and 1998

(in thousands)

	2000	1999	1998
Operating activities:			
Net earnings	$ 14,517	$ 16,098	$ 15,650
Adjustments to reconcile net earnings to net cash (used) provided by operating activities:			
Equity in undistributed earnings of the subsidiaries	(19,482)	(16,797)	(14,110)
Depreciation, amortization and accretion	1,246	862	470
Change in:			
Other assets	(3,646)	525	1,613
Other liabilities	2,042	3,138	(2,295)
Net cash (used) provided by operating activities	(5,323)	3,826	1,328
Investing activities:			
Purchase of premises and equipment	(1,191)	(737)	(2,173)
Investment in subsidiaries	(8,179)	(9,300)	(7,899)
Purchase of bank subsidiary	-	(7,191)	-
Purchase of investment securities	-	(104)	-
Net cash used in investing activities	(9,370)	(17,332)	(10,072)
Financing activities:			
Proceeds from junior subordinated debentures	15,464	-	21,650
Proceeds from notes payable	8,328	15,365	-
Repayments of notes payable	(21,950)	-	(12,722)
Proceeds from issuing common stock	41	216	117
Proceeds from common stock offering	15,764	-	1,560
Dividends paid on common stock	(2,493)	(1,417)	(1,088)
Cash dividends paid by acquired subsidiaries	(646)	(806)	(613)
Dividends paid on preferred stock	(43)	-	-
Net cash provided by financing activities	14,465	13,358	8,904
Net change in cash	(228)	(148)	160
Cash at beginning of year	785	933	773
Cash at end of year	$ 557	$ 785	$ 933

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

During United's two most recent fiscal years, United did not change accountants and had no disagreement with its accountants on any matters of accounting principles or practices or financial statement disclosure.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF UNITED.

The information contained under the heading "Information About Nominees for Director" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement to be used in connection with the solicitation of proxies for United's 2001 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference. Pursuant to instruction 3 to paragraph (b) of Item 401 of Regulation S-K, information relating to the executive officers of United is included in Item 1 of this Report.

ITEM 11. EXECUTIVE COMPENSATION.

The information contained under the heading "Executive Compensation" in the Proxy Statement to be used in connection with the solicitation of proxies for United's 2001 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information contained under the heading "Security Holdings of Certain Beneficial Owners and Management," in the Proxy Statement to be used in connection with the solicitation of proxies for United's 2001 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference. For purposes of determining the aggregate market value of United's voting stock held by nonaffiliates, shares held by all directors and executive officers of United have been excluded. The exclusion of such shares is not intended to, and shall not, constitute a determination as to which persons or entities may be "Affiliates" of United as defined by the Commission.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information contained under the heading "Certain Relationships and Related Transactions" in the Proxy Statement to be used in connection with the solicitation of proxies for United's 2001 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) 1. Financial Statements.

The following consolidated financial statements are located in Item 8 of this Report:

Report of Independent Auditors
Consolidated Balance sheets – December 31, 2000 and 1999
Consolidated Statements of Income – Years ended December 31, 2000, 1999, and 1998
Consolidated Statements of Comprehensive Income – Years ended December 31, 2000, 1999, and 1998
Consolidated Statements of Changes in Stockholders' Equity – Years ended December 31, 2000, 1999, and 1998
Consolidated Statements of Cash Flows – Years ended December 31, 2000, 1999, and 1998
Notes to Consolidated Financial Statements

2. Financial Statement Schedules.

Schedules to the consolidated financial statements are omitted, as the required information is not applicable.

3. Reports on Form 8-K.

No reports on Form 8-K were filed during the last quarter of the period covered by this report.

4. Exhibits.

The following exhibits are required to be filed with this Report on Form 10-K by Item 601 of Regulation S-K:

Exhibit No.	**Exhibit**
3.1	Articles of Incorporation of United, as amended (included as Exhibit 3.1 to United's Registration Statement on Form S-4, File No. 33-93286, filed with the Commission on July 24, 1997 (the "1997 S-4") and incorporated herein by reference).
3.2	Amended and Restated Bylaws of United, as amended (included as Exhibit 3.1 to United's Annual Report on Form 10-K, for the year ended December 31, 1997 (the "1997 10-K") previously filed with the Commission and incorporated herein by reference).
4.1	Junior Subordinated Indenture of United with The Chase Manhattan Bank, as Trustee, relating to the Junior Subordinated Debentures (included as Exhibit 4.1 to United's Registration Statement on Form S-4, File No. 333-64911, filed with the Commission on September 30, 1998 (the "1998 S-4") and incorporated herein by reference).
4.2	Form of Certificate of Junior Subordinated Debenture (included as Exhibit 4.2 to the 1998 S-4 previously filed with the Commission and incorporated herein by reference).

Exhibit No.	Exhibit
4.3	Certificate of Trust of United Community Capital Trust (included as Exhibit 4.3 to the 1998 S-4 previously filed with the Commission and incorporated herein by reference).
4.4	Amended and Restated Trust Agreement for United Community Capital Trust (included as Exhibit 4.4 to the 1998 S-4 previously filed with the Commission and incorporated herein by reference).
4.5	Form of New Capital Security Certificate for United Community Capital Trust (included as Exhibit 4.5 to the 1998 S-4 previously filed with the Commission and incorporated herein by reference).
4.6	Guarantee of United relating to the Capital Securities (included as Exhibit 4.6 to the 1998 S-4 previously filed with the Commission and incorporated herein by reference).
4.7	Registration Rights Agreement (included as Exhibit 4.7 to the 1998 S-4 previously filed with the Commission and incorporated herein by reference).
4.8	Form of Floating Rate Convertible Subordinated Payable In Kind Debenture due December 31, 2006 (included as Exhibit 4.2 to United's Registration Statement on Form S-1, File No. 33-93278, filed with the Commission on June 8, 1995, and incorporated herein by reference).
4.9	Form of Subscription Agreement (included as Exhibit A to United's Form S-1, File No. 333-20887, filed with the Commission on January 31, 1997 and incorporated by reference).
4.10	See Exhibits 3.1 and 3.2 for provisions of Articles of Incorporation and By-Laws, as amended, which define the rights of the Shareholders.
10.1	United's Key Employee Stock Option Plan (included as Exhibit 10.3 to United's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 10-K"), previously filed with the Commission and incorporated herein by reference).*
10.2	Loan Agreement dated April 26, 1995 by and between The Bankers Bank and United, together with the related Promissory Note in the principal amount of $12,000,000 and Stock Pledge Agreement (included as Exhibit 10.17 to United's Registration Statement on Form S-1, File No. 33-93278, filed with the Commission on June 8, 1995 and incorporated herein by reference).
10.3	Split-Dollar Agreement between United and Jimmy C. Tallent dated June 1, 1994 (included as Exhibit 10.11 to the 1994 10-K, previously filed with the Commission and incorporated herein by reference).*
10.4	Agreement and Plan of Reorganization between United and Floyd, dated as of June 3, 1999, (included as Exhibit 2.1 to United's registration statement on Form S-4, Commission File no. 333-83113, filed with the Commission on July 14, 1999 and incorporated herein by reference).

Exhibit No.	Exhibit
10.5	Agreement and Plan of Reorganization between United and Independent Bancshares, Inc., dated as of March 3, 2000 (Incorporated by reference to Exhibit 2.2 to United’s Registration Statement on Form S-4 filed June 8, 2000, as amended, Commission File Number 333-38856)
10.6	Agreement and Plan of Reorganization between United and North Point Bancshares, Inc., dated as of March 3, 2000 (Incorporated by reference to Exhibit 2.1 to United’s Registration Statement on Form S-4 filed June 2, 2000, as amended, Commission File Number 333-38540)
10.7	Share Purchase Agreement by and among United, United Community, Brintech, Inc., Harold Brewer, and Ross Whipple dated as of September 29, 2000
12.1	Computation of ratio of earnings to fixed charges (included as Exhibit 12.1 to the 1998 S-4 previously filed with the Commission and incorporated herein by reference).
21.1	Subsidiaries of United
23.1	Consent of Certified Public Accountants
24.1	Power of Attorney of certain officers and directors of United (included on Signature Page)
99.1	Notice of Annual Meeting and Proxy Statement of United**

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K pursuant to Item 14(c) of Form 10-K.
** To be filed by amendment.

(b) United did not file any reports on Form 8-K during the fourth quarter of 2000.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(a) of the Securities Exchange Act of 1934, United has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Blairsville, State of Georgia, on the 30th day of March, 2001.

UNITED COMMUNITY BANKS, INC.
(Registrant)

By: *\/s/ Jimmy C. Tallent*
Jimmy C. Tallent
President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

Know all men by these presents, that each person whose signature appears below constitutes and appoints Jimmy C. Tallent and Robert L. Head, or either of them, as attorney-in-fact, with each having the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of United in the capacities set forth and on the 30th day of March, 2001.

/s/ Jimmy C. Tallent
Jimmy C. Tallent
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Rex S. Schuette
Rex S. Schuette
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Robert L. Head, Jr.
Robert L. Head, Jr.
Chairman of the Board

/s/ Billy M. Decker
Billy M. Decker
Director

/s/ Thomas C. Gilliland
Thomas C. Gilliland
Director

/s/ Charles Hill
Charles Hill
Director

/s/ Hoyt O. Holloway
Hoyt O. Holloway
Director

/s/ Clarence William Mason, Sr.
Clarence William Mason, Sr.
Director

/s/ W. C. Nelosn, Jr.
W. C. Nelson, Jr.
Director

/s/ Charles E. Parks
Charles E. Parks
Director

/s/ Tim Wallis
Tim Wallis
Director

EXHIBIT INDEX

Exhibit No.	Description
21	Subsidiaries of United.
23	Consent of Certified Public Accountants